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07020174

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citigold Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JAN 0 9 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04493

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 1/8/07

www.citigold.com

CITIGOLD corporation

RECEIVED

Dear Shareholder,

Annual General Meeting and Annual Report

I have pleasure in inviting you to attend our Annual General Meeting and have enclosed: -

- *Notice of Meeting(including Explanatory Memorandum)*
- *Proxy Form*
- *2006 Year in Review*
- *Annual Report*

The meeting will be held at - 2pm on Monday 27 November, 2006
Cavalier Room, Level 1, Christie's Corporate Centre,
56 Berry Street, North Sydney.

The enclosed brochure, "2006 Year in Review", summarises your Company's progress to date. This is designed as a quick easy-to-read snapshot.

Our major achievements during the year have been a substantial increase in the share price, increased market capitalization, the elimination of long term secured debt and the commencement of mining gold ore.

2006 was a very good year for Citigold shareholders and to further keep Directors focused on growing the share price we are seeking your approval to issue options that are linked to shareholder interests - growing gold production and increasing the share price. Also, if the options are exercised, they will bring in substantial funds to your Company. We are planning for continued growth in 2007 and beyond.

Thank you for your continued support and I look forward to seeing you at Christies.

Yours Sincerely

John Foley
Chairman

Citigold Corporation Limited
ACN 060397177
19 Lang Parade, Milton Qld 4064 PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000, Facsimile: +61 7 3870 8111
Email: info@citigold.com

Notice of Annual General Meeting - 2006

Notice is hereby given that an annual general meeting of shareholders of Citigold Corporation Limited (**"Company"**) will be held at Cavalier Room, Level 1, Christie Corporate Conference Centre, 56 Berry Street, North Sydney, NSW at **2:00 pm** on **Monday 27 November 2006 ("Meeting")**.

ORDINARY BUSINESS

1. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Company and the reports of the Directors and Auditors for the year ended 30 June 2006.

2. RESOLUTIONS

To consider and if thought fit, pass the following resolutions as ordinary resolutions:

RESOLUTION 1 - Re-Election of Mr Terence Willsteed

"That Mr Terence Willsteed, as a consequence of his mandatory ceasing to act as a Director, being eligible offers himself for election as a Director of the Company, be elected as a Director of Citigold Corporation Limited."

RESOLUTION 2 - Authorise the Issue of 20,000,000 Ordinary Shares

"That in accordance with the provisions of Australian Stock Exchange ("ASX") Listing Rule 7.1 and for all other purposes, the Company and the directors of the Company are hereby authorised to issue 20,000,000 fully paid ordinary shares on the terms and conditions as contained in the attached Explanatory Memorandum".

RESOLUTION 3 - Remuneration Report

"That the Remuneration Report section of the directors' report for the Company for the year ended 30 June 2006 be adopted."

Note: the vote on this resolution is advisory only and does not bind the Company or its Directors.

RESOLUTION 4 - Issue of options to Mr Foley

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 3,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr John Foley, Non Executive Chairman, on the terms and conditions described in the Explanatory Notes".

RESOLUTION 5 - Issue of options to Mr Lynch

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 10,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr Mark Lynch, Managing Director, on the terms and conditions described in the Explanatory Notes".

RESOLUTION 6 - Issue of options to Mr Willsteed

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 750,000 options to subscribe for fully paid ordinary shares in the Company to Mr Terence Willsteed, Non – Executive Director, on the terms and conditions described in the Explanatory Notes".

By Order of the Board
Matthew Martin
Company Secretary

VOTING EXCLUSIONS

In relation to the following resolution the Chairman will disregard any votes cast by or on behalf of the person(s) named below and any associate of such person(s) when determining the result of the resolution except where:

- The vote is cast by that person (excluded from voting) as proxy, appointed in writing for a person who is entitled to vote, in accordance with the directions on the proxy form and is not cast on behalf of a person excluded from voting or their associates; or

- It is cast by the Chairman as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Any persons who may participate in the proposed issue as well as a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed
Resolution 4 – Mr John Foley
Resolution 5 – Mr Mark Lynch
Resolution 6 – Mr Terence Willsteed

VOTING ENTITLEMENTS

For the purpose of voting at the meeting, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 5pm on 24 November 2006. The entitlement of members to vote at the meeting will be determined by reference to that time.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. If a shareholder appoints two proxies and their appointment does not specify the proportion or number of the shareholder's votes the proxy may exercise, each proxy may exercise one half of the shareholder's votes. If a shareholder appoints two proxies, neither may vote on a show of hands.

The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act.

The proxy form and the power of attorney (if any) under which it is signed (or a certified copy of it) must be received at the Company's office at 19 Lang Parade Milton Queensland 4064, **OR** by facsimile on 07 3870 8111 at least 48 hours before the commencement of the Meeting or any adjournment of that Meeting.

If a representative of a corporate shareholder is to attend the meeting pursuant to section 250D of the Corporations Act, a certificate of appointment of the representative must be produced prior to the admission to the Meeting. A form of certificate of appointment can be obtained from the Company's share registry, Computershare Investor Services Pty Ltd.

The information in this document relates to the resolutions to be considered at the annual general meeting of members of the Company (Resolutions) to be held on 27 November 2006. This Explanatory Memorandum should be read in conjunction with the Notice of Annual General Meeting and forms part of the Notice of Annual General meeting.

1. FINANCIAL STATEMENTS AND REPORTS

This item does not require voting by shareholders. It is intended to provide an opportunity for shareholders to ask questions on the financial statements and reports. The auditors of the Company will be present at the meeting and available to answer any questions about the preparation and content of the auditor's report and the conduct of the audit.

2. RESOLUTIONS

The following are ordinary resolutions. For each resolution to be passed, it must be passed by a simple majority of the votes cast by shareholders or eligible proxy holders entitled to vote.

RESOLUTION 1 - Re-Election of Mr Terence Willsteed

In accordance with the Company's Constitution, Mr Terence Willsteed BE(Min)Hons, BA, FAusIMM, MSME, having been appointed during the year as a director to fill a casual vacancy and, as a consequence of his mandatory ceasing to act as a Director and being eligible, offers himself for election as a Director of the Company.



Mr Willsteed holds a Bachelor of Engineering (Mining) Honours and is a Fellow of the Australasian Institute of Mining and Metallurgy and has, since, 1973, been the principal of consulting mining engineers Terence Willsteed & Associates. His forty year career in the mining industry has included senior line operational and engineering positions with Zinc Corporation, Mt Isa Mines Ltd and Consolidated Goldfields Ltd. Other directorships include International Ferro Metals Limited, European Gas Limited, Climax Mining Ltd, Diamond Rose N.L and Goldsearch Limited.

During his time with Mt Isa Mines Ltd Mr Willsteed held the position of Mine Planning Engineer and Assistant Underground Superintendent. Mr Willsteed also held the position of Group Mining Engineer for Consolidated Gold Fields (Aust) Limited and Manager and Consulting Engineer for Watts Griffis and McOuat (Australia) Pty Ltd.

In his consulting experience Mr Willsteed has been involved in the assessment and development of a wide range of mineral, coal and oil shale projects, and has participated in the management of developing and operating mineral projects both in Australia and internationally

RESOLUTION 2 - Authorise the Issue of 20,000,000 Ordinary Shares

The ASX listing rules restricts the number of securities which a listed entity may issue in any 12 month period without the approval of shareholders to 15% of the number of shares on issue, subject to certain exemptions and adjustments. The passing of this resolution will allow the Company to issue up to 20,000,000 new ordinary shares at a minimum price that is at least 80% of the average market price for ordinary shares over the last 5 trading days for a period of three months after the resolution is passed without impacting on the 15% rule.

Please note a similar resolution was passed last year and only a portion of the shares approved for placement by the shareholders were allotted.

In accordance with the provisions of the ASX Listing Rules the following information is provided:

(a) The maximum number of shares the company will allot and issue is 20,000,000 fully paid ordinary shares
(b) the Placement Shares will be offered to investors which fall within one or more classes of exemptions specified in section 708 of the Corporations Act;
(c) the Placement Shares may be issued and allotted no later than 3 months from the date of the meeting;
(d) the rights attaching to the Placement Shares are identical in all respects to the existing ordinary shares on issue in the Company;

(e) the Company will make application to quote the Placement Shares on ASX;

(f) the funds raised will be used for the purposes of advancing the business of the Company which may include, but is not be limited to, working capital, debt reduction and acquisitions; and

(g) the Placement Shares will not be issued to any related party of the Company (within the meaning of the ASX Listing Rules.

The item is an ordinary resolution and as such, to be passed, requires the approval of the majority of the shareholders being eligible to vote, voting in person or by proxy at the Meeting. The Directors unanimously recommend that shareholders approve this resolution.

RESOLUTION 3 - Remuneration Report

The remuneration report of the Company is included in the Directors Report within the Annual Report sent to all shareholders. The Corporations Act 2001 requires that a resolution be put to shareholders to adopt the remuneration report. The vote on the resolution is advisory only and does not bind the Directors of the Company. A reasonable opportunity will be provided for discussion of the remuneration report at the meeting.

RESOLUTION 4 - Issue of options to Mr Foley
RESOLUTION 5 - Issue of options to Mr Lynch
RESOLUTION 6 - Issue of options to Mr Willsteed

Resolution 4, 5 and 6 relate to the proposed issue of options to John Foley, Mark Lynch and Terence Willsteed (or their nominees) (**Recipients**) to be provided as an incentive for future performance as well as recognition of the contribution to the future success of the Company. The full terms and conditions are set out below.

The options will have an exercise price of $0.50, vest over a period of two years, be subject to performance conditions being achieved and expire 3 years after vesting. The performance conditions are listed below.

Tranche	Performance Condition	Required Date	Number of Options
1	Nil	15 December 2006	30%
2	Share Price of $0.73 or production rate of 50,000 oz p.a.	15 December 2007	35%
3	Share Price of $1.00 or production rate of 100,000 oz p.a.	15 December 2008	35%

The total amount of options available to each director in each tranche is as follows

Tranche	Mr Mark Lynch	Mr John Foley	Mr Terence Willsteed
1	3,000,000	900,000	225,000
2	3,500,000	1,050,000	262,500
3	3,500,000	1,050,000	262,500

The company draws to shareholders' attention that although the options are given to the directors for no consideration, the Directors will receive no benefits under this arrangement unless the performance conditions are met and that the combined cost to the Recipients for exercising all the options will be $7.875 million.

Also in 2001 Citigold's Shareholders approved the allotment of 15 million options to directors exercisable at 15 cents. The vast majority of these options eventually lapsed without being exercised. The proposed Directors options in the current proposal are similar in quantum but will be more closely linked to performance this time.

In accordance with the requirements of Chapter 2E, and in particular with section 219 of the Corporations Act, the following information is provided to shareholders to allow them to assess the proposed grant of options by the Company to the Recipient Directors

For the purpose of Chapter 2E, the Recipients are related parties of the Company to whom the proposed Resolutions would permit the financial benefits to be given.

The nature of the financial benefit to be given to Mr Mark Lynch is the grant of 10,000,000 options. The nature of the financial benefit to be given Mr John Foley is the grant of 3,000,000 options. The nature of the financial benefit to be given Mr Terrence Willsteed is the grant of 750,000 options.

As at the date of the Explanatory Memorandum, the ordinary fully paid shares of the Company was 603,173,212. The maximum number of shares on issue following the exercise of all options to the recipient Directors will be 616,923,212. This will result in a dilution of all other shareholders' holdings in the company by approximately 2%.

The following chart shows the annual fees and remuneration, including related entities, each director receives from the Company

Mr Mark Lynch	Mr John Foley	Mr Terence Willsteed
$253,970	$204,758	$45,000

Assuming Resolutions 4, 5 and 6 are approved by shareholders and subject to satisfaction of the conditions relating to the exercise of options and the subsequent exercise of the options by the Recipients, the Recipients will be entitled to the following securities in the Company,

Recipient Director	Number of Shares issued following exercise options	Share currently held by Recipients or a related entities	Total Shares held after exercise of all options
Mr John Foley	3,000,000	4,493,418	7,493,418
Mr Mark Lynch	10,000,000	86,774,613	96,774,613
Mr Terence Willsteed	750,000	-	750,000

The highest trading price of the shares of the Company in the last 12 months was 57 cents per share. The lowest trading price in the last 12 months was 11.5 cents per share. The most recent closing price as at the date of this Explanatory Memorandum was 43 cents per share.

The Recipients do not wish to make a recommendation in relation to Resolutions 4, 5, and 6 as each has a financial interest in the outcome of those Resolutions.

The options will be granted by the Recipients for no consideration and therefore no funds will be raised by the grant of the options to the Recipients. Any funds raised from time to time due to the exercise of any options will be used for working capital.

Other than the information set out in this Explanatory Memorandum the Company believes there is no other information that would be reasonably required by shareholders in order to decide whether it is in the best interests of the Company to pass Resolutions 4, 5, and 6.

Details Concerning Valuation of Director options

The options to be granted to the Directors will not be quoted on the ASX and as such have no actual market value.

However under Chapter 2E of the Corporations Act we are required to provide an indicative valuation for the options to be granted to the Directors. The table below outlines an indicative valuation for the options to be granted to the Recipients derived at by using the Black-Scholes options Pricing Model.

Tranche	Exercise Price	Value per option	Number of Options	Total Value
Mr John Foley				
1	$0.50	$0.14	900,000	$126,000
2	$0.50	$0.17	1,050,000	$178,500
3	$0.50	$0.19	1,050,000	$199,500
Total			3,000,000	$504,000
Mr Mark Lynch				
1	$0.50	$0.14	3,000,000	$ 420,000
2	$0.50	$0.17	3,500,000	$ 595,000
3	$0.50	$0.19	3,500,000	$ 665,000
Total			10,000,000	$1,680,000
Mr Terence Willsteed				
1	$0.50	$0.14	225,000	$ 31,000
2	$0.50	$0.17	262,500	$ 44,625
3	$0.50	$0.19	262,500	$ 49,875
Total			750,000	$125,500

The valuation was made using the Black-Scholes options Pricing Model on the basis of the following assumptions regarding the various inputs that comprise the valuation model:

- The shares of the Company are quoted and remain quoted on the ASX for the life of the options.
- As at the date of this Explanatory Memorandum, the Company has not forecast any future dividend payments. For the purposes of this valuation it has been assumed that the Company's projected annual dividend yield is nil.
- A volatility factor of 46.98% was assumed based on the volatility of a basket of comparable companies shares over the last 24 months.
- A risk free rate of 5.75% which is the 5 year Commonwealth Treasury Bond as at 10 October 2006.

ASX Listing Rules

ASX Listing Rule 10.11 prohibits the issue of securities to a director of a company unless the approval of the shareholders of the company is obtained. Listing Rule 7 broadly prohibits a company from issue more than 15% of its shares in any one year. Pursuant to Listing Rule 7.2 (Exception 14), if shareholder approval is given under Listing Rule 10.11, further approval is not required for the purposes of Listing Rule 7.1.

Listing Rule 10.13 sets out a number of matters which must be included in a notice of meeting requesting shareholder approval under Listing Rule 10.11. In accordance with Listing Rule 10.13, the following information is provided to shareholders in relation to Resolutions 4, 5, and 6:

(a) The Company will grant up to 13,750,000 options to the Recipient Directors. If all options are exercised by the Recipient Directors, the Recipient Directors will be entitled to 13,750,000 shares.

(b) The options are granted to each of the Recipient Directors for no consideration and, therefore, no funds will be raised by the grant of the options to the Recipient Directors. Any funds raised from time to time due to the exercise of any options will be used as the Board sees fit.

(c) The Company acknowledges that the issue of options to non-executive directors is not in accordance with recommendation 9.3 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations. Despite the Recommendations the Company considers it appropriate to issue these options to its small team of non-executive Directors so as to align the Directors interest with that of shareholders along with advancing the business in a manner in compliance with good corporate governance.

(d) For details of the exercise prices and expiry dates of the options please refer to above.

(e) The options will be granted to the Recipient Directors on a date which is not more than one month after the date of the General Meeting the subject of this Explanatory Memorandum.

(f) For details of the indicative valuations of the options, please refer above.

(g) The terms and conditions of the options to be issued to the Recipient Directors are set out in Schedule 1 to this Explanatory Memorandum.

Section 195 of the Corporations Act

Section 195 of the Corporations Act provides, in essence, that a director of a public company may not vote or be present during meetings of directors when matters in which that director holds a "material personal interest" are being considered. Resolutions 4, 5, and 6 seek approval to grant options to subscribe for shares in the capital of the Company to all of the directors of the Company.

As all directors are considered to hold a material personal interest in the consideration of the matter, a quorum cannot be formed to consider the matter at board level. However, by reason of section 195(4), the directors are permitted in such instances to put the matter before the shareholders to consider and resolve.

www.citigold.com CITIGOLD corporation

The options to be granted by the Company to the Recipients, in accordance with Resolutions 4, 5 and 6 are to be issued on the following terms and Conditions;

1. The number of Options in the Tranche, the performance conditions applicable to all Options in the Tranche, and the required date for achievement of the performance conditions are set out in the following table.

Tranche	Performance Conditions	Required Date	Number of Options
1	Nil	15 December 2006	30%
2	Share Price of $0.73 or production rate of 50,000 oz p.a.	15 December 2007	35%
3	Share Price of $1.00 or production rate of 100,000 oz p.a.	15 December 2008	35%

2. Each Option will entitle the Optionholder to subscribe for 1 fully paid ordinary share in the Company ("Share") upon exercise of the Option and payment of the Exercise Price.
3. The Options in each Tranche will only be exercisable if the performance condition for that Tranche is achieved before the required date and/or 6 months post the required date.
4. Each Option will be exercisable at an exercise price of $0.50 ("Exercise Price").
5. The Options in each Tranche will only become exercisable ("Vest") if and when the performance condition for that Tranche is achieved for a period of 25 or more consecutive or non consecutive day's pre the required date and/or 6 months post required date.
6. The exercise period for each Tranche will commence on the day that the performance condition is achieved ("Vesting Date") and will end at 5 p.m. Brisbane time and on the date being 3 years from the Vesting Date.
7. Each Option will be exercisable by giving notice of exercise to the Company on the appropriate notice of options exercise form, and paying the Exercise Price of the Option.
8. Options will not confer any entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company.
9. Subject to the Company's constitution, each Share issued on the exercise of an Option will rank equally in all respects with other issued Shares.
10. The Company will not apply to ASX for official quotation of the Options.
11. The Company will apply for official quotation by ASX of the Shares issued upon exercise of Options within the time period required by the ASX Listing Rules.
12. Subject to the ASX Listing rules and the Corporations Act neither an Option nor the Optionholder will be assignable or transferable except to an entity controlled by the Director or in case of death to the deceased's personal representative.
13. If the Optionholder is a company, Options will not become exercisable, or if already vested, Options will cease to be exercisable, if the Director ceases to control the Optionholder.
14. If the Optionholder holds unexercised Options when the Director's employment with the Company terminates the unexercised Options will lapse as follows:
    a. If the Exercise Period has not commenced, the Options will lapse immediately upon termination of employment;
    b. If the Exercise Period has commenced, the Options will lapse at the end of the Exercise Period or at the end of 12 months after employment ceased, which ever is closer;
15. Options not exercised prior to the expiry of the Exercise Period will lapse at the end of the Exercise Period.
16. If a takeover bid (as defined in the Corporations Act) is made for Shares all Options will be exercisable during the offer period regardless of the Exercise Period and whether the relevant Performance condition has been satisfied.
17. In the event of a reorganization of the capital of the Company, the rights of the Optionholder will be changed, at that time, to the extent necessary to comply with the Listing Rules of ASX applying to a reorganization of capital.
18. If the capital of the Company is reconstructed, the number of options and/or the Exercise Price of the options will be correspondingly reconstructed in a manner which will not result in any additional benefits being conferred on Optionholders which are not conferred on Shareholders.

PROXY FORM
Annual General Meeting 2006

www.citigold.com
CITIGOLD corporation

Shareholder Name:____

Company Name (if applicable) ____________________________________

Account Designation:____

Address: ____

Suburb: ________________________ State: __________ Post Code: __________

Appointment of Proxy

I/We being a member/s of Citigold Corporation Limited and entitled to attend and vote hereby appoint:

☐ The Chairman of the Meeting (mark with an 'X') **OR** ☐ **Name of proxy** - If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of individual or body corporate (excluding the registered Security holder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the meeting, as my/our proxy to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting of the Company to be held on Monday 27 November, 2006 commencing at 2.00pm and at any adjournment of the meeting. The chairperson intends to vote undirected proxies in favour of all resolutions.

Voting directions to your proxy – please mark X to indicate your directions

ORDINARY RESOLUTIONS

		For	Against	Abstain
1.	To re-elect Mr Terence Willsteed as a Director of the Company	( )	( )	( )
2.	To authorise the issue of 20,000,000 new ordinary shares in the Company	( )	( )	( )
3.	To approve the Remuneration Report as disclosed in the Annual Report for the year ended 30 June 2006	( )	( )	( )
4.	To approve the Issue of options to Mr Foley	( )	( )	( )
5.	To approve the Issue of options to Mr Lynch	( )	( )	( )
6.	To approve the Issue of options to Mr Willsteed	( )	( )	( )

** If you mark the abstain box for a particular item you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.*

PLEASE SIGN HERE This section must be signed in accordance with the instructions below to enable your directions to by implemented

Individual or Security holder 1	Security Holder 2	Security Holder 3
Individual/Sole Director & Sole Company Secretary	Director	Director/Company Secretary

PROXY INSTRUCTIONS

1. Any appointed proxy must be a natural person.
2. A member who is entitled to cast 2 or more votes may appoint 1 or 2 proxies to attend and vote at a meeting. If you appoint another proxy you should insert the proportion or number of your voting rights given to the proxy named in this form. If you do not insert this proportion or number then each proxy may exercise half of your votes. An additional proxy form for the other proxy will be supplied on request.
3. Joint holders should all sign this form. Companies should execute this form under common seal or by an officer or attorney duly authorised. If this form is executed under Power of Attorney, a certificate of non-revocation of Power of Attorney should be completed. The Power of Attorney should be sent with this form if it has not already been noted by the Company.
4. To be effective the proxy form must be received by the Company at least 48 hours before the meeting. The proxy form will be received by the Company if received at ***Citigold Corporation Limited, PO Box 1909, MILTON QLD 4064 or faxed to: Attention: Company Secretary, Citigold Corporation Limited, Fax: (07) 3870 8111.***

ACN 060 397 177

Financial Report for the year ended 30 June 2006

CONTENTS

ACHIEVEMENTS

- Assets increased 36%
- Share price increased 129%
- Market capitalization trebled
- Warrior mine on target for gold production
- Sunburst mine development planning commenced
- Zero injuries for the year
- Secured loan repaid in full

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

SHAREHOLDER VALUE INCREASES

During the past financial year your company's market capitalisation has trebled from A$60 million as at 4 July 2005 to A$181 million as at 30 June 2006. During this time the share price moved from 14 cents to 32 cents, an increase of 129%. This is a reflection of a rising gold price, increased market sentiment for gold and that an increasing number of shareholders are appreciating the valuable asset that Citigold has in the rich Charters Towers Goldfield and the 10 million ounce gold deposit.

Citigold has in place a strategy to unlock the enormous shareholder wealth contained in this rich goldfield. This will begin with the initial production from the Warrior mine and then grow as the other mines are developed. Citigold is cost effective in spending shareholders money and has to date established the goldfield and infrastructure to extract the gold at a far less financial cost than its Australian peers. Australian dollar gold prices of over A$750 an ounce will generate substantial revenue for the Company.

FINANCIAL POSITION STRENGTHENED

During the financial year, loans were substantially reduced, culminating in the post balance date repayment of the secured loan that has been in existence since 1998. The company is now free of significant long term debt and the lien over the company's assets is removed.

Warrior mine budgets show that Citigold will generate a cash surplus from operations. During the year Citigold received strong financial support from our shareholder base through share placements and Share Purchase Plan offerings. This relationship aims to ensure that the main benefit of the success of the Company will be for its shareholders. Similarly our joint venture negotiations to fund the second mine Sunburst are being pursued in a form that will add value for shareholders. These negotiations have been underway for some time and are advanced and continuing. The joint venture aims to ensure funding for gold production of 80,000 ounces per year from Sunburst. With Sunburst in operation the combined output from Citigold's Charters Towers operations is budgeted at 120,000 ounces per year.

With sustained plus A$800/oz gold revenue prices the Warrior mine cash flows indicate that Citigold could internally fund the development of the second mine, Sunburst. At this time we intend to pursue the joint venture path because it would accelerate the increase in gold production and allow us to commence development of the third mine, Brilliant. Warrior is just the start and therefore other value adding funding options are also under consideration to develop the other mines and grow gold production. Further details will be released as they come to hand.

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to provide a high rate of return for investors. The Notes issued at 40c continue to trade above their 40c issue price. The Notes pay a base 12% p.a. interest rate, plus a bonus rate based on the A$ gold price, and investors receive a cheque each quarter from Citigold. The increased gold price meant that Note holders continue to receive an interest rate well above the base rate.

CITIGOLD'S ASSETS

The overall Charters Towers Gold Project non-current assets have been independently valued as at 30 June 2006 and have increased to A$155 million, an increase of 36% over the asset valuation of A$114 million in 2005. Citigold is required to value its non-current assets each year in accordance with the Australian International Financial Reporting Standards.

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield. The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades, that produced 6.6 million ounces of gold, of 27 metre-grams per tonne in-situ.

Citigold's assets include a gold processing plant and tailings dam capable of handling 340,000 tonnes per year. Underground mining equipment has been acquired, including twin-boom blast-hole drilling jumbos, haul trucks and loaders, and an electro-hydraulic diamond-drill rig for exploration drilling. At least four adjacent mines are planned to be developed at Charters Towers, taking production to 250,000 ounces per year over the next four years.

MINERAL RESOURCES AND ORE RESERVES

Mineral Resources and Ore Reserves remain unchanged from last year. At 30 June 2006, the Resources and Reserves are as tabled below:

Category	Tonnes	Grade g/t Au	Cut-off	Contained Ounces
Inferred Mineral Resources	23,000,000	14	3 metre-grams per tonne	10,000,000
Indicated Mineral Resources (includes Probable Ore Reserve)	740,000	15	7 grams per tonne	370,000
Probable Ore Reserves (contained within Indicated Mineral Resource)	800,000	13	7 grams per tonne	330,000

Full details are contained in the "*Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005*" and the "*Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project, August 2005*" which can be found on the Citigold web site at www.citigold.com (click on "Reports" then "Technical reports")

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:
The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

WARRIOR GOLD MINE

Underground Operations

The Warrior Decline had reached a length of 700 metres from the portal at the end of the June Quarter. The target length of 960m was reached in August 2006. The initial access decline is complete and extension of this decline to access lower levels of the ore body is progressing through normal strong granodiorite rock in good mining conditions.

The first ore will be mined from a horizontal drive in the ore body commencing approximately 110 metres below surface. Ore will then be stockpiled and transported to the processing plant to commence gold production. Several levels will then be excavated in the ore body so that full rate ore extraction (stoping) can be achieved.

Cash operating costs for the Warrior mine are estimated at A$380 per ounce of gold recovered.

During late May and early June the Sons of Freedom (E5) structure was obliquely intersected in the decline as predicted. The long exposure of the vein for some 50 metres, along the side and across the face of the Decline, has yielded valuable information on its gold content and potential for mining. Channel sampling of the E5 lode at 496m down the Decline returned 1.1 metres true width at 40.5 g/t Au, including 0.4 metres true width at 101 g/t Au. At 509m down the Decline, channel sampling returned 0.8 metre true width at 39.9 g/t Au. A separate channel sample of quartz and sulphide vein at the same location returned 0.2 metres true width at 362 g/t Au (11.6 ounces per tonne), equivalent to 72 grams per tonne over one metre width.

The Sons of Freedom structure is not yet part of our mining plan at Warrior and therefore a drilling program is planned to access the extent of the intersected vein with the aim of expanding gold production above the initial planned 40,000 ounces per annum.

Warrior Gold Resource

The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005).* Within the overall resource, head grades and widths, of the specific mining areas are expected to vary.

Citigold has been expanding the number of personnel at the mine site and reducing its corporate staffing, The Company has been very successful at securing experienced mining personnel for its underground operation in a very competitive marketplace.

Current overall personnel numbers total 52 and are growing as gold production approaches.

Equipment

The mining plant and mobile machinery fleet at Charters Towers is gradually being increased and upgraded.

Gold Process Plant – Work is essentially complete on the Black Jack process plant which is ready for re-commissioning following a full plant inventory, detailed condition report, and completion of a scope of works, cost estimates and a budget. Calder Projects coordinated the refurbishment. The gold extraction plant is an industry standard carbon-in-leach (CIL) plant. The stockpiled ore, comprising the large blasted rock from underground, will be crushed to less than 12mm, conveyed to the grinding mill where water and lime are added and the ore reduced in size to very fine sand (0.1mm). The slurry is then pumped into a series of large tanks where more chemicals are added to dissolve the gold. Then carbon is added to the tanks, to absorb and concentrate the gold, and later the gold is stripped off the carbon by another chemical, electroplated and smelted into gold 'dore' bars. The 'dore', that may average around 50% gold, is shipped by security transport to a specialist gold refiner to be made into the pure gold bars that can be readily sold on the international market. The capacity of the plant will only be partially required for Warrior and is capable of handling the second mine, Sunburst, when it is developed next.

Underground Blast-hole Drill Rigs – A new Atlas Copco Rocket Boomer M2D twin-boom development drill (Jumbo), and a second near new machine, have been operating and contributing to the acceleration of the decline. The Jumbos are principally powered by efficient grid electric power rather than diesel fuel. An additional specialist blast-hole drill rig has been sourced, which will be used for stoping (mining ofthe gold ore).

Underground Haul trucks - Citigold has recently taken delivery of a Caterpillar AD40 low profile underground haulage truck and a second AD40 is being sourced. These trucks have a capacity of 40 tonnes each which will significantly improve haulage times and subsequently lead to reduced costs. Other haulage trucks in the fleet include three with 20 tonne capacity.

In addition the fleet includes several Load Haul Dump (LHD) units for moving the blasted rock from the rock face into the haul trucks that take the ore and waste to the surface. Other ancillary equipment includes road graders, multipurpose tool vehicles to assist with installing underground services etc. A workshop is located on site for all routine maintenance and highly technical repairs are outsourced to local engineering firms.

The equipment fleet is approaching the full production requirement.

SUNBURST GOLD MINE

Planning has commenced for the start of access ways and ventilation into the Sunburst gold mine, located at the eastern end of Charters Towers city. The Sunburst structure runs for some two kilometres east-west and dips to the north at about 45 degrees. It includes the known Queen, Sunburst and Golden Gate ore bodies previously mined prior to 1920. Citigold plans to mine drilled extensions of the structure outside of previous workings.

The Sunburst mine is within the Citigold's overall gold Mineral Resource area.

Sunburst was originally scheduled to produce 60,000 ounces per year. Current planning has increased this to 80,000 ounces per year based on developing two mining areas simultaneously.

Cash operating costs for the Sunburst mine are estimated at A$310 per oz of gold recovered.

BRILLIANT GOLD REEF PROJECT (BGRP)

In 2001, a separate sublease was created over part of the central mining tenements, called the Brilliant Gold Reef Project. The Project was established as a joint venture to undertake exploration and gold production and allowed investors to 'farm-in'. Gold Projects Pty Ltd, a wholly owned subsidiary of Citigold, retains about 97% of the units. The BGRP is a managed investment scheme controlled by a Responsible Entity for all investors. Funds raised were fully expended in the completion of 3,927 metres of drilling. A further public offer to raise the balance of the funds did not proceed, as the Australian Taxation Office would not issue a further Product Ruling to ensure tax deductibility of the investment. Citigold is currently maintaining the Project and all the associated costs. The Company is considering various ways to optimise the structure of the BGRP in order to advance the project, and to ensure the most reasonable outcome is achieved for all parties.

EXPLORATION

Exploration Strategy

Citigold's exploration strategy is focused around and adjacent to its mining operations at Charters Towers. This is "brownfields" exploration, exploring in and around known mineralised areas, rather than exploring "greenfields" or unknown areas. The company holds over 200 square kilometers of exploration tenements covering approximately 80 prospects that have potential for economic mineralisation. These prospects have either returned significant gold values in surface rock chip samples (above 5 grams of gold per tonne), or have old workings on them from which Queensland State government records indicate significant production (more than 500 ounces of gold).

Exploration to date has yielded the currently defined 10 million ounce gold mineral resource.

Citigold's exploration and studies to date have led to the conclusion that the overall Charters Towers goldfield, currently held by Citigold, has the potential to contain up to 50 million ounces in gold mineral resources. This conclusion is well founded on the facts that the field has already yielded 6.6 million ounces of gold, that Citigold has already defined an additional 10 million ounces of mineral resources from a part of the goldfield down to 1200 metres depth, and that the structures containing the mineralization probably extend to 3,000 metres depth. Significant mining to date has generally only been to 700 metres deep. This makes the area a 16 million ounce field down to 1200m depth, and there are at least four additional major parallel structures that have been mapped, are mineralised and have been previously partly mined, that remain unexplored.

This strategy has lead Citigold to start acquiring its own sophisticated and modern diamond drilling fleet. The building of this fleet commenced with the recent acquisition of a new computerized Atlas-Copco Diamec U8 APC drill rig to undertake diamond-core drilling at Charters Towers. The U8 rig is computer controlled and a low-noise electro-hydraulic rig suitable for surface and underground drilling powered by efficient local electric grid power. The rig is capable of drilling NQ (48mm diameter) cores to 1,500 metres vertical depth. This rig will be used to expand existing reserves ahead of mining and increase the overall gold resources.

Growing the gold resources and reserves is a core business for Citigold. The decision to acquire our own drill rigs is so that we can carry out this work on our time schedule in a cost efficient manner. The company has budgeted an intense drilling program and it made economic sense to own the drill rigs.

This coming year we expect to acquire another two diamond drill rigs.

Exploration Activities

Geological Mapping

Detailed geological mapping was conducted during the year on 12 Exploration Permits surrounding Charters Towers, as tabled below:

Exploration Permit Number	Prospect Name	Location
EPM 8563	Scorbre	Covers the northern part of Charters Towers city,
EPM 8564	Farrenden	1.5 km west of the Warrior Mine
EPM 10593	Santiago South	1km east of processing plant
EPM 11067	Cumberland	2.5km SE of processing plant
EPM 11658	GSQ 256698	5 km Se of processing plant
EPM 13106	GSQ 183687, Golden Spur, GSQ197695 extensions	3km south of processing plant
EPM 13182	Millchester	3km east of Charters Towers
EPM 13453	GSQ 229700	5km SE of processing plant
EPM 13931	Mt Pleasant, GSQ 142612	10km SSW of processing plant
EPM 13932	Hill 300	7km NNW of Charters Towers
EPM 14541	GSQ 171721, Black Jack Footwall	1 km west of processing plant
EPM 15091	7 prospects	9 kilometres southwest of the processing plant.

The processing plant is at the Black Jack mine site, 9km southwest of the centre of Charters Towers.

Sampling and Assaying

During the year, Citigold analysed 307 rock chip samples, 8 soil samples, 8 stream sediment samples and 65 rock face samples. The samples were essayed by independent laboratory SGS.

Significant assays have been released to the ASX in previous Quarterly Activities reports and are on Citigold's web site.

Drilling

Data from 31 drill holes previously drilled by Normandy Mining Ltd in the 1990s on ground now covered by Citigold's EPM13932 were located in a literature search of previous work. This area is outside the central historic goldfield where the majority of the gold was produced. Weakly anomalous gold was identified in six of these drill holes on EPM13932. This Exploration Permit is centred 12 km west of Charters Towers and extends for 20km in a north-south direction. The drill hole collar locations were shown in the June Quarter Activities report.

Citigold plans to commence a major new drilling programme in calendar 2006.

HEALTH AND SAFETY

Safety and Health Performance –

The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for the 2006 financial year is zero. In the 13 years that the Company has been in operation, there have been no work-related fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2006, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics as it includes injuries where no time is lost.

Key Performance Indicator	Year ended June 30 2003	Year ended June 30 2004	Year ended June 30 2005	Year ended June 30 2006
FIFR	0	0	0	0
LTIFR	0	0	0	0
DIFR	0	0	0	0

As an indication of our commitment to health and safety, Citigold's Chief Operating Officer, Chris Towsey, has been appointed as Chairman of the Health and Safety Task Force of the Australasian Institute of Mining & Metallurgy.

ENVIRONMENT AND COMMUNITY

The Company had no reportable environmental incidents during 2006. The Board, management and staff of Citigold fully support a formal environmental policy which states that:

> *'Citigold Corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum.'*

Citigold's environmental practices are monitored by the Queensland Environmental Protection Agency (EPA) and the Department of Mines and Energy. Citigold operates under approved Environmental Authorities issued by the EPA and in compliance with our Plan of Operations submitted to the agency.

COMMUNITY

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with local community activities including schools, sports, Country Music Festival and rodeos.

DIRECTORS' REPORT

Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June 2006 and the auditor's report therein.

1. DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: **J J Foley, M J Lynch,** and **P B Blood.**

Name and qualifications	Age	Experience	Special Responsibilities
J J Foley BD, LLB, BL (Dub) Appointed 02/07/1993	69	Non-executive Chairman for 12.5 years, Deputy Chairman 6 months. Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a past Director of the Australian Gold Council.	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.
M J Lynch FAICD Appointed 02/07/1993	50	Managing Director for 13 years. Former director of several companies involved in the mining industry Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Resources Council and a Fellow of the Australian Institute of Company Directors.	Managing Director Member of Health, Safety and Environment committee.
P B Blood PhD, BSc Agr, DIC Appointed 26/05/2004	67	Non-executive Director for 2 years. Former Professor of Finance – School of Business, Bond University Qld. Dr Blood has particular skills in the areas of finance and administration. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.

Company Secretary

Mr Matthew B Martin was appointed to the position of Company Secretary on 12 April 2006. Mr Martin has worked in various roles as part of several global teams, including international banking capital raisings and accrued skills in most aspects of corporate finance and accounting. He has strong skills in systems compliance, multinational financial statements, forecasting, reporting and analysis. In his previous employment he acted as Company Secretary for client companies.

Meetings of Directors

The number of directors' meetings (including board committees) held and the number of meetings attended by each director during the year ended 30 June 2006 were:

	Board Meetings	Audit & Finance	Health, Safety & Environment **	Remuneration
No. of meetings held	10	2	**	***
No. of meetings attended by:				
J J Foley	10	2	**	***
M J Lynch	10	*	**	*
P B Blood	9	2		***

** Not a member of the relevant committee*
*** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.*
**** Remuneration issues are considered and discussed by the Directors at Board meetings through out the year, as required.*

Directors' interests

The relevant interest of each director in the shares and options issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with s205G (1) of the Corporations Act, at the date of this report is detailed in the following table.

Director	Ordinary shares	Options
J J Foley	4,493,418	Nil
M J Lynch	86,774,613	Nil
P B Blood	Nil	Nil

2. PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

3. DIVIDENDS – CITIGOLD CORPORATION LIMITED

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

4. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 458,293,482 to 566,927,749 as a result of:

- Placement of ordinary shares @ 10 cents	24,202,876
- Placement of ordinary shares @ 11 cents	13,430,000
- Placement of ordinary shares @ 15 cents	22,582,929
- Placement of ordinary shares @ 16 cents	16,300,000
- Share Purchase Plan allotment @ 12.5 cents	15,133,284
- Share Purchase Plan allotment @ 15 cents	13,482,680
- Options exercised @ 15 cents	3,502,498

Net cash received was used to continue the exploration and development activities of the Company. See Note 18 of the Financial Statements.

(b) Revaluation of assets

The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. The Property Plant & Equipment of the Company was valued as at 30 June 2006. The value of the mining tenements has now been upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $155 million.

5. POST BALANCE DATE EVENTS

The loan secured with a fixed and floating charge over Citigold Corporation and its subsidiaries has been paid in full. See Note 24 to the Financial Statements.

6. REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

7. LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Likely developments in the operations of the consolidated entity are:

(a) the continuation of exploration activity aimed at increasing resources and reserves,
(b) a increase in mining activity and the commencement of gold production later in calendar 2006.

Additional comments on expected results are included in the review of operations.

8. INDEMNIFICATION AND INSURANCE

During the financial year the Company paid premiums to insure all Directors and Officers of the Company against claims brought against the individual while performing services for the Company and against expenses relating thereto, other than conduct involving a wilful breach of duty in relation to the Company. Under the terms and conditions of the insurance contract, the nature of liabilities insured against and the premium paid cannot be disclosed.

The Company has not otherwise, save as enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or
(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

9. ENVIRONMENTAL REGULATIONS

Entities in the consolidated entity are subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident significant non compliance resulting in regulatory action, however, envi ronmental damage is only of a short term nature.
Level 3 incident minor non compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident non compliance with internal policies and procedures. The incident is contained on site.

9. ENVIRONMENTAL REGULATIONS (cont.)

In the last year the following incidents have occurred.

	Level 1	*Level 2*	*Level 3*	*Level 4*
Incidents	-	-	-	-

The Company has an internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

10. AUDIT/NON-AUDIT SERVICES AND AUDITOR INDEPENDENCE

The fees paid or payable for services provided by the auditor of the Company are set out in Note 4 of the Financial Statements.

During the year Nexia Court & Co, the Company's auditor, has performed certain other services in addition to their statutory duties. The board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act.

11. REMUNERATION REPORT

The Remuneration Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee can make recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed by the Committee when necessary having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and use of motor vehicles.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement. Except for the Managing Director/Chief Executive Officer, Mr Mark Lynch, all executives are permanent employees of the Company. Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. This agreement is for a term of 6 years, commencing January 1 2003 and terminating on December 31 2008. The Company may terminate upon 3 months notice. In the event the termination is by reason of circumstances that the Company cannot fully utilise the services of the Managing Director, the Managing Director is entitled to payment of a cash amount equal to three years of employment. No such payment is to occur if the termination is due to a substantial breach of the agreement's terms and conditions and the Company has proven such breach.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. The fees have been determined by the Board having regard to industry practice and the need to obtain appropriately qualified persons. Non-executive directors are also entitled to statutory superannuation.

Details of the nature and amount of each element of the remuneration of each director of Citigold Corporation Limited and key management personnel of the Company and the consolidated entities are set out in the following tables.

Payments to specified Directors and Key Management Personnel for the year ended 30 June 2006

2006	Salary & Fees	Retirement Benefits	Other Benefits	Super-annuation	Related Party Payments	Share Based Payments	Total
Directors							
J J Foley *Non-executive Chairman*	35,000	-	16,608	3,150	150,000	-	204,758
M J Lynch [1] *Managing Director*	233,000	-	983	20,970	30,500	-	285,453
Dr P B Blood *Non-executive Director*	30,000	-	-	-	-	-	30,000
Other Key Management Personnel							
R J Shand [2] *Company Secretary*	75,990	39,000	3,063	6,178	-	-	124,231
C A J Towsey *Chief Operating Officer*	123,595	-	10,904	19,977	49,568	-	204,044
G Foord *General Manager Engineering*	55,169	-	2,655	10,039	41,486	-	109,349
J F Lynch *Site Senior Executive*	125,000	-	-	11,250	-	-	136,250
R J Morrison *Exploration Manager*	115,350	-	2,184	10,149	13,996	-	141,679
M B Martin [3] *Corporate accountant/ Company Secretary*	46,228	-	-	5,043	-	-	51,271
	839,332	39,000	36,397	86,756	285,550	-	1,287,035

[1] *During the year ended 30 June 2006 M Lynch was based in the U.A.E.*
[2] *R J Shand resigned as Company Secretary on 12 April 2006.*
[3] *M B Martin was appointed Company Secretary on 12 April 2006 before that he was employed as Corporate Accountant. Amounts received and paid in both the above named positions are included in the amounts above.*

Payments to specified Directors and Key Management Personnel for the year ended 30 June 2005

2005	Salary & Fees	Retirement Benefits	Other Benefits	Super-annuation	Related Party Payments	Share Based Payments	Total
Directors							
J J Foley *Non-executive Chairman*	33,000	-	2,169	2,970	150,000	-	188,139
M J Lynch *Managing Director*	233,000	-	-	20,970	-	-	253,970
Dr P B Blood *Non-executive Director*	30,000	-	-	2,700	-	-	32,700
Other Key Management Personnel							
R J Shand *Company Secretary*	77,304	-	1,992	6,957	-	-	86,253
C A J Towsey *Chief Operating Officer*	106,125	-	7,190	14,015	56,890	-	184,220
G Foord *General Manager Engineering*	56,442	-	7,190	38,477	37,081	-	139,190
J F Lynch *Site Senior Executive*	126,767	-	7,214	11,120	-	-	145,101
R J Morrison *Exploration Manager*	105,654	-	-	8,197	11,363	-	125,214
M Desai *International Chief Operating Officer*	143,708	-	-	-	-	-	143,708
	912,000	-	25,755	105,406	255,334	-	1,298,495

No share based compensation was granted to any directors or other Key management personnel of the Company and the consolidated entity as part of their remuneration during the period ending 30 June 2006.

12. LOANS TO DIRECTORS OR KEY MANAGEMENT PERSONNEL

No loans were granted to any directors or other key management personnel of the Company and the group during the period ending 30 June 2006.

Auditor's Independence declaration under Section 307C of the Corporations Act 2001

To the Directors of Citigold Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the financial year ended 30 June 2006 there have been:

- No contravention of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co
Chartered Accountants
Sydney
30 September 2006

Stephen Rogers
Partner

Signed in accordance with a resolution of the directors

J J Foley
Chairman

M J Lynch
Director

30 September, 2006

The directors' objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the consolidated entity is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the Company has in place policies and practices that are generally consistent with those set out in the recommendations. In the limited circumstances where the Company's corporate governance practices do not correlate with the recommendations, the Company does not consider that the practices are appropriate for the Company due to the size of the Company or its Board. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principal 3:	Promote ethical and responsible decision making
Principal 4:	Safeguard integrity in financial reporting
Principal 5:	Make timely and balanced disclosure
Principal 6:	Respect the rights of shareholders
Principal 7:	Recognise and manage risk
Principal 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders.

A. Board Composition

The Board is comprised of three (3) Directors, being 2 non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr J J Foley had business dealings with the consolidated entity during the year, as described in the directors' report above. Mr J J Foley declared his interests in those dealings to the Company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr M J Lynch had business dealings with entities in the consolidated entity during the year. Mr M J Lynch declared his interests in those dealings to the Company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board covering the areas of legal, finance and operations.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

B. Board Committees

The Board has established a number of committees to assist the execution of its duties. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

Current committees of the Board are:

- the audit & finance committee
- the remuneration committee
- the health, safety and environment committee

The Board reviews at appropriate times its performance and the performance of the Board committees. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings.

The Company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election.

Audit & Finance Committee

The audit & finance committee consists of the following non-executive directors: JJ Foley (Chairman) and PB Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering
  - (a) effectiveness and efficiency of operations
  - (b) reliability of financial reporting
  - (c) compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

The Chief Operating Officer and Chief Financial Officer confirm that the financial statements for the year ended 30 June 2006 represent a true and fair view of Citigold's financial position and performance and that the reports conform with relevant accounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the Annual General Meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee

The health, safety & environment committee consists of the following executive and non-executive directors: JJ Foley, PB Blood and MJ Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently.

Information on compliance with significant environmental regulations is set out in the directors' report.

Remuneration Committee

The remuneration committee consists of the following non-executive directors: JJ Foley and PB Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and can make recommendations on remuneration packages and other terms of employment for directors and senior executives. Independent advice and industry information may be obtained from time to time on the appropriateness of remuneration packages.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration packages do not have guaranteed based or performance based components.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only 3 Directors. The Board as a whole is able to efficiently address the issue of board competencies.

Further information on the remuneration paid to all directors' and key management personnel is set out in the Remuneration Report and note 28 to the financial statements.

C. Risk Management

Due to the size of the Board, a separate risk management committee has not been established. The Board believes that it is important for all Board members to take a proactive role to the company's risk management and internal compliance and control procedures. The Board monitors the financial and operational aspects of the company's activities and considers the advice of the external auditor and other external advisors.

Risk Profile

Citigold operates field exploration for gold in Queensland and owns two separate underground mining operations, the Warrior Gold Mine and the Central Decline. It also owns and operates a 340,000 tonne per year gold processing plant. The risk profile is typical of the mining industry, and is heavily regulated by the Queensland State Government. It is an ASX listed company, with a market capitalisation of approximately $232 million at a share price of 40 cents. Citigold has been dependent on capital raising by sale of shares to investors since its inception in 1993. Once gold production commences from the Warrior Gold Mine Citigold's cash flows will be dependent on the amount of gold produced, production costs, and the international price of gold.

Financial Risks

Financial risks are identified and managed by the Board with tasks delegated to the Managing Director and senior executives. Budgets, variances, cost reports, commodity prices, price trends and cash flow projections are analysed by management and submitted to the Board for review at Board meetings. Cash flows are submitted to ASX each Quarter and full financial reports submitted twice per year to the ASX.

Operational Risks

Operational risks are reviewed yearly by the NOSA Five Star Integrated Risk Management System. This is a commercial product originally produced by the National Occupational Safety Association, operated by Citigold, with the results audited annually by external consultants. This system identifies all aspects of risks of the operation, particularly those related to safety, health, environment and social impact. Citigold's operations are subject to regulation and regular inspection and monitoring by the Queensland State Government Department of Mines and Energy and the Environmental Protection Authority.

Assessment of Effectiveness of Risk Management Internal Audit

No formal internal audit is conducted, as the small number of employees (less than 60) allows the normal weekly and monthly monitoring of budgets, va riances, costs and finances to adequately manage financial and before operational risk.

D. Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

E. Shareholder communication

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The Annual General Meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the Company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.

F. Disclosure and Ethical Standards

All directors, executives and staff of the consolidated entity are made aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the Company's securities and appropriate standards of ethical conduct with regard to the operation of the consolidated entity.

A Code of Conduct (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to generally reflect industry standards of integrity and professionalism. The Code covers:

- professional conduct
- other employees
- conflicts of interest
- customer and supplier relations
- compliance with laws and regulations
- confidential information

Consolidated income statement for the year ended 30 June 2006

	Notes	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Revenue		-	-	-	-
Other income	2	324,362	67,812	458,850	510,864
Personnel Expenses		(908,320)	(788,902)	(241,937)	(355,862)
Depreciation		(940,771)	(831,531)	(936,862)	(828,497)
Finance costs		(981,341)	(850,037)	(977,252)	(840,887)
Consulting expense		(107,902)	(248,545)	(107,394)	(263,905)
Loss on sale of non-current assets		-	(2,350,273)	-	-
Other expenses	3	(1,648,897)	(907,623)	(1,238,377)	(708,616)
Profit/(Loss) before income tax expense		**(4,262,869)**	**(5,909,099)**	**(3,042,972)**	**(2,486,903)**
Income tax expense			-	-	-
Profit/(Loss) after tax from operations		**(4,262,869)**	**(5,909,099)**	**(3,042,972)**	**(2,486,903)**
Profit/(Loss) attributable to minority interest		(54)	(431)	-	-
Profit/(Loss) attributable to members of the parent entity		**(4,262,815)**	**(5,908,668)**	**(3,042,972)**	**(2,486,903)**
Earnings per share:					
Basic (cents per share)	6	(0.82) cents	(1.32) cents		
Diluted (cents per share)	6	(0.80) cents	(1.28) cents		

Notes to the financial statements are included on pages 24 to 44.

Consolidated balance sheet as at 30 June 2006

		Consolidated		The Company	
	Notes	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Current assets					
Cash and cash equivalents	8	2,185,456	631,511	2,106,934	573,586
Receivables	9	1,477,381	2,324,863	2,378,833	3,145,669
Inventories	10	485,570	438,805	485,570	438,805
Investments (at fair value)	13	2,282,000	-	2,282,000	-
Total current assets		**6,430,407**	**3,395,179**	**7,253,337**	**4,158,060**
Non-current assets					
Property, plant and equipment	11	155,796,726	113,924,328	150,746,482	108,541,217
Other	12	509,257	509,257	11,102,781	11,102,781
Total non-current assets		**156,305,983**	**114,433,585**	**161,849,263**	**119,643,998**
Total assets		**162,736,390**	**117,828,764**	**169,102,600**	**123,802,058**
Current liabilities					
Payables	14	1,496,049	1,596,815	1,485,294	2,724,420
Interest bearing liabilities	15	7,533,636	7,830,084	7,533,636	7,830,084
Provisions	17	264,641	178,388	264,641	178,388
Total current liabilities		**9,294,326**	**9,605,287**	**9,283,571**	**10,732,892**
Non-current liabilities					
Interest bearing liabilities	15	972,955	1,684,512	972,955	1,684,512
Provisions	17	522,738	564,913	522,738	564,913
Total non-current liabilities		**1,495,693**	**2,249,425**	**1,495,693**	**2,249,425**
Total liabilities		**10,790,020**	**11,854,712**	**10,779,264**	**12,982,318**
Net assets		**151,946,370**	**105,974,052**	**158,323,335**	**110,819,740**
Equity					
Issued capital	18	87,521,310	73,539,490	87,521,310	73,539,490
Reserves	20	105,753,466	69,384,254	105,182,037	68,812,824
Accumulated Losses	19	(41,397,830)	(37,019,170)	(34,380,011)	(31,532,573)
Parent entity interest		151,876,946	105,904,573	158,323,335	110,819,740
Minority interest		69,424	69,479	-	-
Total equity		**151,946,370**	**105,974,052**	**158,323,335**	**110,819,740**

Notes to the financial statements are includedon pages 24 to 44.

Consolidated statement of Changes in Equity for the year ended 30 June 2006

	Notes	Consolidated		The Company	
		Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Profit/(Loss) for the period	**19**	**(4,262,869)**	**(5,909,099)**	**(3,042,972)**	**(2,486,903)**
Total recognised income and expense for the period Attributable to:					
Equity holders of the parent		(4,262,815)	(5,908,668)	(3,042,972)	(2,486,903)
Minority interest		(54)	(431)	-	-
Total equity opening balance		**105,904,572**	**49,760,355**	**110,819,740**	**51,352,458**
(Loss)/Profit for the period		**(4,262,815)**	**(5,908,668)**	**(3,042,972)**	**(2,486,903)**
Reserve movement	**20**	36,369,212	56,788,000	36,369,212	56,788,000
Contributions of equity, net of transaction costs		13,981,820	5,166,186	13,981,820	5,166,186
Total equity closing balance		**151,946,370**	**105,974,052**	**158,323,335**	**110,819,740**

Notes to the financial statements are included on pages 24 to 44.

Consolidated cash flow statement
for the year ended 30 June 2006

	Notes	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Cash flows from operating activities					
Receipts from customers		1,173,849	46,867	391,391	46,827
Payments to suppliers and employees		(2,166,263)	(4,761,741)	(1,044,306)	(1,579,665)
Interest and other costs of finance paid		(1,308,464)	(829,092)	(1,304,375)	(840,887)
Income tax paid		(25,002)	-	(25,002)	-
Net cash provided by/(used in) operating activities	7	**(2,325,880)**	**(5,543,966)**	**(1,982,292)**	**(2,352,869)**
Cash flows from investing activities					
Proceeds on sale of investment securities		-	3,201,989	-	-
Interest received		77,614	(12,727)	35,557	20,856
Payment for property, plant and equipment		(3,243,003)	(189,418)	(3,237,678)	(196,845)
Development costs paid		(5,655,682)	(2,470,783)	(6,116,793)	(2,470,783)
Amounts advanced to related parties		-	-	133,657	-
Net cash provided by/(used in) investing activities		**(8,821,072)**	**529,061**	**(9,185,257)**	**(2,667,629)**
Cash flows from financing activities					
Proceeds from issues of equity securities		13,788,070	4,929,228	13,788,070	4,929,228
Proceeds from borrowings		645,076	-	645,076	-
Repayment of borrowings		(1,732,250)	-	(1,732,250)	-
Net cash provided by/(used in) financing activities		**12,700,897**	**4,929,228**	**12,700,897**	**4,929,228**
Net increase/(decrease) in cash and cash equivalents		**1,553,945**	**(85,677)**	**1,533,348**	**(91,270)**
Cash and cash equivalents at the beginning of the year		**631,511**	**717,188**	**573,586**	**664,856**
Cash and cash equivalents at the end of the year	8	**2,185,456**	**631,511**	**2,106,934**	**573,586**

Notes to the financial statements are included on pages 24 to 44.

1. Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the yearly financial report:

Basis of Preparation
The financial report is a general purpose financial report, which has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Statement of Compliance
The financial report complies with Australian Accounting Standards which include AIFRS. Compliance with AIFRS ensures that the financial statements and notes thereto of the Company comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS, except where it has been elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentations and Disclosure.

This is the first financial report for the company based on AIFRS and the comparatives for the year ended 30 June 2005 have been restated accordingly. There are no reconciliation adjustments from AGAAP to AIFRS equity and profit.

Basis of consolidation
The financial report of the Citigold Corporation Group ("the consolidated entity") includes the consolidation of Citigold Corporation Limited and its respective subsidiaries. Subsidiaries are entities controlled by the parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Citigold Corporation Group's interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the Citigold Corporation Group have been eliminated.

Basis of measurement
The financial report is drawn up on a basis of historical cost principles

Borrowings
Borrowings are recorded initially at fair value, net of transaction costs.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and cash in banks.

Comparative amounts
When the presentation or classification of items in the yearly financial report is amended, comparative amounts shall be reclassified unless the reclassification is impracticable.

Employee benefits
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Exploration, evaluation and development expenditure
Development expenditure activities are capitalised.
Exploration and evaluation expenditure is capitalised when:

- It is expected that the expenditure will be recouped by future exploitation or sale; or
- Substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

Impairment of assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Current tax
Current tax is the expected tax payable on the taxable income for the period, using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Tax consolidation
The parent entity company and all its wholly-owned Australian resident entities are part of a tax consolidated group under Australian taxation law. Citigold Corporation Limited is the head entity in the tax-consolidated group.

Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except for receivables and payables which are recognised inclusive of GST.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Inventories
Inventories are valued at the lower of cost and net realisable value. Costs are assigned to inventory on hand using the first in first out method.

Leased assets
Assets held under leases which result in entities in the consolidated entity receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments. The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are included in the Income Statement on a straight-line basis over the lease term.

Trade payables and other accounts payable are recognised when entities in the consolidated entity become obliged to make future payments resulting from the purchase of goods and services.

Property, plant and equipment

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

• Buildings	– 20 years
• Plant, machinery and equipment	– 4 to 50 years
• Vehicles	– 5 to 8 years straight-line
• Computer systems	– up to 8 years straight-line

Depreciation is calculated on a straight line basis so as to write off the net cost or other re-valued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Depreciation rates and methods shall be reviewed at least annually and, where changed, shall be accounted for as a change in accounting estimate. Where depreciation rates or methods are changed, the net written down value of the asset is depreciated from the date of the change in accordance with the new depreciation rate or method. Depreciation recognised in prior financial years shall not be changed, that is, the change in depreciation rate or method shall be accounted for on a 'prospective' basis.

Provision for restoration and rehabilitation

Entities in the consolidated entity are generally required to decommission and rehabilitate mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with its environmental policies. The expected cost of any approved decommissioning or rehabilitation programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the its interpretation of environmental and regulatory requirements.

Expected decommissioning and rehabilitation costs are based on the discounted value of the estimated future cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Income Statement on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised when environmental contamination as a result of oil and chemical spills, seepage or other unforseen events gives rise to a loss which is probable and reliably estimable. The cost of other activities to prevent and control pollution is charged to the Income Statement as incurred.

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Other income

Other income is recognised on a receivable basis.

2. Other Income

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Interest Received	77,615	20,945	35,558	20,856
Equipment Hire	4,500	6,705	4,500	6,705
Government Rebates	24,260	40,162	24,260	40,121
Net Profit on sale of assets	39,987	-	39,987	-
Brilliant Gold Reef Project - expenses reimbursed	-	-	354,545	443,182
Contra Earnings - advertising	178,000	-	-	
TOTAL	324,362	67,812	458,850	510,864

3. Other Expenses

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Insurance	143,568	25,155	143,568	25,155
Office administration costs	474,188	281,285	417,085	241,018
Corporate administration	603,342	288,590	377,768	224,382
Tenement charges & costs	86,273	105,223	86,273	105,223
Travel expenses	167,503	261,164	41,299	181,148
Professional fees	138,616	135,558	130,409	121,473
Consumables	26,275	217	26,275	217
Loss on currency transactions	9,132	-	15,700	-
Royalty	-	(190,000)	-	(190,000)
TOTAL	1,648,897	907,192	1,238,377	708,616

4. Auditors Remuneration

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Audit Services				
Audit and review of financial reports – Nexia Court & Co	9,636	14,298	6,288	14,298
Other regulatory Services - Nexia Court & Co	20,000	12,581	20,000	12,581

5. Income Tax Expense

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Prima facie income tax benefit calculated at 30% (2005: 30%) on the (loss)/profit	(1,278,861)	(1,772,600)	(912,892)	(746,071)
Decrease / (Increase) in income tax benefit due to :				
Temporary differences	36,728	59,193	36.728	49,997
Deferred income tax asset not recognised	1,242,133	1,713,407	1,242,133	696,074
Income tax attributable to net loss for year	-	-	-	-

At 30 June 2006 consolidated deferred tax assets of $17,477,342 ($16,235,209 at 30 June 2005) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2005 30%) have not been recognised as an asset.

At 30 June 2006 the parent entity had deferred tax assets of $14,409,914 ($13,167,781 at 30 June 2005) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2005 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:
(i) the company and / or the consolidated entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;

(ii) the company and / or the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2006 and 30 June 2005 the consolidated entity had a nil balance on the franking credit account.

6. Earnings Per Share

Basic earnings per share
The calculation of basic earnings per share at 30 June 2006 was based in the loss attributable to ordinary shareholders of $4,262,815 ($5,908,668 in 2005) and weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 513,804,746 (458,293,482 in 2005), calculation as follows:

	Consolidated	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Profit (loss) for the period*	**(4,262,815)**	**(5,908,668)**
Weighted average number of ordinary shares		
Issued ordinary shares at 1 July	458,293,482	418,672,412
Effect of shares issued in July	13,243,487	-
Effect of share purchase plan September	10,365,263	-
Effect of shares issued in September	8,703,658	14,364,575
Effect of shares issued in December	-	7,727,821
Effect of shares issued in January	6,052,137	685,388
Effect of share purchase plan February	4,543,478	-
Effect of shares issued in February	7,020,547	-
Effect of share purchase plan March	-	6,899,380
Effect of shares issued in March	5,210,239	-
Effect of shares issued in April	54,110	-
Effect of shares issued in January	318,345	-
Total weighted average number of ordinary shares used in calculating basic earnings per share	**513,804,746**	**458,293,482**

***all attributable to ordinary shareholders**

Diluted earnings per share
The calculation of basic earnings per share at 30 June 2006 was based in the loss attributable to ordinary shareholders of $4,232,244 ($5,908,668 in 2005) and weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 528,596,646 (471,200,481 in 2005), calculation as follows:

	Consolidated	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Profit (loss) for the period*	**(4,262,815)**	**(5,908,668)**
Weighted average number of ordinary shares		
Weighted average of ordinary shares at 30 June	513,804,746	448,349,576
Effect of options issued before 1 June not exercised by 30 June	12,066,999	12,906,999
Effect of options issued through out the year not exercised by 30 June	2,724,901	-
Total weighted average number of ordinary shares used in calculating diluted earnings per share	**528,596,646**	**471,200,481**

***all attributable to ordinary shareholders**

7. Reconciliation of cash flows from operating activities

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Net Loss for the year	**(4,262,869)**	**(5,909,099)**	**(3,042,972)**	**(2,486,903)**
Adjustments for:				
Depreciation	940,771	831,531	936,862	828,498
Interest received	(77,614)		(35,557)	
Conversion of options		236,956		236,956
Foreign exchange losses	9,131	-	15,700	-
Net profit on sale of assets	(39,987)	2,350,273	(39,987)	-
(Increase)/ decrease in Trade and other receivables	970,188	(2,297,328)	11,185	(1,164,820)
(Increase)/ decrease in inventories	(54,492)	-	(54,492)	179,108
(Decrease)/ increase in trade and other receivables	362,031	(825,465)	400,008	-
Increase/ (decrease) in Employee provisions	(173,039)	(7,282)	(173,039)	54,292
Net Cash provided by/ (used in) operating activities	**(2,325,880)**	**(5,620,414)**	**(1,982,292)**	**(2,352,869)**

8. Cash and Cash Equivalents

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Bank Balances	308,019	631,511	229,497	573,586
Call deposits	1,877,437	-	1,877,437	-
Cash and cash equivalents in the cash flow statement	2,185,456	631,511	2,106,934	573,586

9. Receivables

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Current				
Trade debtor	1,330,997	2,298,086	2,635,184	2,261,500
Trade debtor (Other)	-	-	-	8,086
Security Bonds	22,225	22,225	17,934	17,934
Prepayments	2,453	4,552	2,453	4,552
Receivables (wholly owned subsidiaries)	-	-	(398,444)	853,597
GST paid by company on acquisitions	121,706	-	121,706	-
	1,477,381	2,324,863	2,378,833	3,145,669

10. Inventories

	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Current				
Raw materials and consumables	485,570	431,078	485,570	431,078
Gold Nuggets	-	7,727	-	7,727
	485,570	438,805	485,570	438,805

11. Plant, Property and Equipment

	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
PROPERTY, PLANT and EQUIPMENT				
Exploration, Evaluation and Development expenditure				
Costs brought forward in respect of areas of interest:	34,715,544	32,244,760	34,715,544	32,244,760
Costs incurred in period	4,590,703	2,470,783	4,590,703	2,470,784
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Total exploration, evaluation and development expenditure	**38,163,259**	**33,572,555**	**38,163,259**	**33,572,555**

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

Mining Tenements - at independent valuation				
Independent valuation brought forward	74,439,915	17,651,915	69,432,625	12,644,625
Net revaluation increment	36,695,212	56,788,000	36,695,212	56,788,000
Less: Accumulated amortisation	-	-	-	-
Total mining tenements	**111,135,127**	**74,439,915**	**106,127,837**	**69,432,625**
Freehold Land and Buildings - at directors' valuation				
Carrying amount at beginning of year	518,548	518,548	518,548	518,548
Carrying amount at end of year	**518,548**	**518,548**	**518,548**	**518,548**
Plant and Equipment				
Carrying amount at beginning of year	5,315,302	5,957,414	5,273,210	5,917,589
Additions during year	1,620,977	189,419	1,616,206	184,118
Less: depreciation charged in year	(940,771)	(831,531)	(936,862)	(828,497)
Carrying amount at end of year	**5,995,508**	**5,315,302**	**5,952,554**	**5,273,210**

All Property, Plant and Equipment was independently re-valued as at 30 June 2006.

PROPERTY, PLANT and EQUIPMENT CARRYING VALUES

Exploration, Evaluation and Development expenditure at cost	39,306,247	34,715,543	39,306,247	34,715,543
Less: Accumulated amortisation	(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Carrying value at 30 June	38,163,259	33,572,555	38,163,259	33,572,555
Mining Tenements at Fair Value	111,135,127	74,439,915	106,127,836	69,432,625
Less: Accumulated amortisation	-	-	-	-
Carrying value at 30 June	111,135,127	74,439,915	106,127,836	69,432,625
Freehold Land and Buildings at Directors Valuation	518,548	518,548	518,548	518,548
Less: Accumulated depreciation	-	-	-	-
Carrying value at 30 June	518,548	518,548	518,548	518,548
Plant and Equipment at Fair Value	9,453,266	7,832,289	9,402,814	7,786,607
Less: Accumulated depreciation	(3,457,758)	(2,516,987)	(3,450,260)	(2,513,397)
Carrying value at 30 June	**5,995,508**	**5,315,302**	**5,952,554**	**5,273,210**
Total Carrying value	**155,796,726**	**113,924,328**	**150,746,482**	**108,541,217**

Leased Plant and Machinery

Entities in the consolidated entity lease production equipment under a number of finance lease agreements. At the end of each lease the entity has the option to purchase the equipment at a beneficial price. At 30 June 2006 the net carrying amount of leased plant and Machinery was $1,173,140. The lease equipment secures lease obligations.

Independent Valuation

The valuation was conducted by T.V. Willsteed, BEng(Hons), BA, FAusIMM, MMICA, of Terence Willsteed & Associates Pty Limited, consulting mining engineers and independent valuers of mining assets. Mr Terence Willsteed is a mining engineer with over 48 years experience in mining operations, mineral processing, corporate management and consulting practice.

12. Other non-current assets

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Security deposit against restoration costs lodged with the Department of Mines and Energy	509,257	509,257	505,304	505,304
Investments in subsidiary companies at costs	-	-	10,597,477	10,597,477
	509,257	509,257	11,102,781	11,102,781

13. Investments

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Current investments				
Listed equity securities Available for Sale – at fair value	2,282,000	-	2,282,000	-

14. Payables

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Current				
Trade Creditor (wholly owned subsidiaries)	1,061,493	337,230	1,052,737	305,021
Sundry Creditors and accrued Expenses	434,556	1,259,585	432,557	1,301,014
Amounts Payable to wholly owned subsidiaries	-	-	-	817,391
Amounts Payable to partly owned subsidiaries	-	-	-	300,994
FBT Payable				
	1,496,049	1,596,815	1,485,294	2,724,420

15. Interest Bearing Liabilities

	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Current				
Unsecured Liabilities				
Loans from specified director related Entities	300,000	300,000	300,000	300,000
Convertible notes	1,813,583	-	1,813,583	-
	2,113,583	300,000	2,113,583	300,000
Secured Liabilities				
Loans from unrelated parties	4,990,514	7,490,514	4,990,514	7,490,514
Finance Lease Liabilities	219,783	-	219,783	-
Hire Purchase Liabilities	209,756	39,570	209,756	39,570
	5,420,053	7,530,084	5,420,053	7,530,084
	7,533,636	**7,830,084**	**7,533,636**	**7,830,084**
Non Current				
Unsecured Liabilities				
Convertible notes	-	1,663,583	-	1,663,583
	-	1,663,583	-	1,663,583
Secured Liabilities				
Finance Lease Liabilities	587,539	-	587,539	-
Hire Purchase Liabilities	385,416	20,929	385,416	20,929
		20,929		20,929
	972,955	**1,684,512**	**972,955**	**1,684,512**

Security Loans to unrelated parties

The unrelated party loan facility extended to the Company is secured by:

(i) A first registered fixed and floating charge over all assets and undertakings of the company: and

(ii) A first registered mortgage over all mining leases and mineral development licences held by the Company

Finance Lease Liabilities

Finance lease liabilities of the consolidated entity are payable as follows

	CONSOLIDATED Minimum lease repayment	Interest	Principal
Less then 1 year	289,609	69,826	219,783
Between 1 and 5 years	674,184	86,646	587,539
More then 5 years	-	-	-
	963,793	156,472	807,322

The consolidated entity's lease liabilities are secured by the leased assets of $1,173,140 (2005: nil). In the event of default, the leased assets revert to the lessor.

Convertible Notes

In March 2007 note holders have the option to receive one ordinary share for every note held. Notes that are not converted to ordinary shares will be redeemed at face value.

Hire Purchase Liabilities

Hire Purchase liabilities of the consolidated entity are payable as follows

	CONSOLIDATED		
	Minimum lease repayment	Interest	Principal
Less then 1 year	252,984	40,287	209,756
Between 1 and 5 years	457,671	75,196	385,416
More then 5 years	-	-	-
	710,655	115,483	595,172

The consolidated entity's lease liabilities are secured by the leased assets of $1,173,140 (2005: nil). In the event of default, the leased assets revert to the lessor.

16. Employee Benefits

Share based payments

No share based payments are made to any employees of the consolidated entity.

17. Provisions

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Current Provisions				
Employee entitlements	264,641	178,388	264,641	178,388
	264,641	178,388	264,641	178,388
Non Current Provisions				
Restoration, rehabilitation and environmental	505,304	505,304	505,304	505,304
Employee entitlements	17,434	59,609	17,434	59,609
	522,738	564,913	522,738	564,913

Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal or greater amount held by the Queensland Department of Mines and Energy.

Employee Entitlements

At 30 June 2006 the consolidated entity and the Company had 40 equivalent full time employees (2005: 23)

18. Issued Capital

Reconciliation of movement in issued capital of the parent entity

Balance at 1 July 2005		458,293,482		73,539,490

Movements in Issued Capital as follows:

Date	Details	Number of shares	Issue/(buy back) Price	$
05/07/05	Ordinary Share Issue	5,400,000	10 cents	540,000
28/07/05	Ordinary Share Issue	8,533,943	10 cents	853,394
24/10/05	Ordinary Share Issue	15,133,284	12.5 cents	1,891660
09/09/05	Ordinary Share Issue	10,268,933	10 cents	1,026,893
09/09/05	Ordinary Share Issue	500,000	15 cents	75,000
11/01/06	Ordinary Share Issue	13,430,000	11 cents	1,477,300
28/02/06	Ordinary Share Issue	18,016,013	15 cents	2,702,402
28/02/06	Ordinary Share Issue	16,300,000	16 cents	2,608,000
01/03/06	Conversion of Options	340,000	15 cents	51,000
17/03/06	Ordinary Share Issue	17,549,596	15 cents	2,632,439
13/04/06	Conversion of Options	250,000	15 cents	37,500
03/05/06	Conversion of Options	383,334	15 cents	57,500
25/05/06	Conversion of Options	2,529,164	15 cents	379,375
Capital raising costs allocated against issued capital				(350,644)
Total Movement for the year		**108,634,267**		**13,981,820**
Balance at 30 June 2006		**566,927,749**		**87,521,310**

Share options

The terms, amount and number of options are as follows:

		Year ended 30 June 2006 $	Year ended 30 June 2005 $
A	Number of 15 cent options on issue at 30 June, each convertible to one ordinary share	12,066,999	12,906,999
	Exercise Price	15 Cents	15 Cents
	Expiry date	06-Dec-06	06-Dec-06
B	Number of 15 cent options on issue at 30 June, each convertible to one ordinary share	2,724,901	-
	Exercise Price	15 Cents	-
	Expiry date	17-Mar-08	-

Movement in share options

The movement in the company's share options during the year ended 30 June 2006 were as follows:

Date	Details	Number of options	Issue/(buy back) Price	$
09/09/05	Issue exercise price 15 cents, expiry date 6 Dec 2006	500,000	-	-
28/02/06	Issue exercise price 15 cents, expiry date 6 Dec 2006	500,000	-	-
01/03/06	Conversion of options expiring 6 Dec 2006	(340,000)	15 cents	(51,000)
17/03/06	Issue exercise price 15 cents, expiry date 17 Mar 2008	4,387,399	-	-
13/04/06	Conversion of options expiring 17 Mar 2008	(250,000)	15 cents	(37,500)
03/05/06	Conversion of options expiring 6 Dec 2006	(333,334)	15 cents	(50,000)
03/05/06	Conversion of options expiring 17 Mar 2008	(50,000)	15 cents	(7,500)
25/05/06	Conversion of options expiring 6 Dec 2006	(1,166,666)	15 cents	(175,000)
25/05/06	Conversion of options expiring 17 Mar 2008	(1,362,498)	15 cents	(204,375)
Total Movement for the year		**1,884,901**		**(525,375)**

19. Accumulated Losses

	Consolidated		The Company	
	Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
Accumulated losses at beginning of year	(37,019,170)	(31,209,204)	(31,532,573)	(29,045,671)
Net loss for the year	(4,262,815)	(5,908,668)	(3,042,972)	(2,486,903)
Net changes in outside equity interests	54	98,701	-	-
	(41,397,830)	(37,019,170)	(34,380,011)	(31,532,573)

20. Reserves

		Consolidated		The Company	
		Year ended 30 June 2006 $	Year ended 30 June 2005 $	Year ended 30 June 2006 $	Year ended 30 June 2005 $
A	**Composition:**				
	Asset Revaluation Reserve	105,508,036	68,812,824	105,508,036	68,812,824
	Capital Profits Reserve	571,430	571,430	-	-
	Available for sale assets revaluation reserve	(326,000)	-	(326,000)	-
		105,753,466	**69,384,254**	**105,182,037**	**68,812,824**
B	**Movements:**				
	Asset Revaluation Reserve				
	Balance at beginning of year	68,812,824	12,024,824	68,812,824	12,024,824
	Revaluation increase during the year	36,695,212	56,788,000	36,695,212	56,788,000
	Balance at end of year	**105,508,036**	**68,812,824**	**105,508,036**	**68,812,824**
	Capital Profits Reserve				
	Balance at beginning of year	571,430	571,430	-	-
	Balance at end of year	**571,430**	**571,430**	-	-
	Fair Value Reserve				
	Balance at beginning of year	-	-	-	-
	Revaluation (decrease)/increase during the year	(326,000)	-	(326,000)	-
	Balance at end of year	**(326,000)**	-	**(326,000)**	-

C **Asset Revaluation**

The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital Profits

Upon disposal of re-valued assets, and increments standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

Fair Value Reserve

The fair value reserve includes cumulative net change in the fair value of available for sale investments until the investment is derecognised.

21. Commitments

	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Finance Lease Commitments				
Payable:				
- not later than one year	289,609	44,140	289,609	44,140
- later than one year but not later than five years	674,184	22,520	674,184	22,520
Minimum lease payments	963,793	66,660	963,793	66,660
Less future finance charges	(156,472)	(6,160)	(156,472)	(6,160)
Total lease liability	**807,322**	**60,500**	**807,322**	**60,500**

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments
The consolidated entity and the Company have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

Payable:				
- not later than one year	425,000	425,000	425,000	425,000
- later than one year but not later than five years	1,439,291	805,000	1,439,291	805,000
	1,864,291	**1,203,000**	**1,864,291**	**1,203,000**

Operating lease commitments

Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements

Payable:				
- not later than one year	252,984	38,140	252,984	38,140
- later than one year but not later than five years	457,671	62,091	457,671	62,091
	710,655	**100,230**	**710,655**	**100,230**

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non - cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

22. Consolidated Entities

	Country Of Incorporation	Ownership Interest 2006	Ownership Interest 2005	Date of Incorporation
Charters Towers Gold Pty Ltd	Australia	100	100	5 Oct 1995
Charters Towers Mines Pty Ltd	Australia	91.5	91.5	14 Mar 1984
Charters Technology Pty Ltd	Australia	100	100	13 Jan 2000
Gold Management Pty Ltd	Australia	100	100	28 Jan 2000
Gold Projects Pty Ltd	Australia	100	100	25 Jan 2000
Great Mines Limited	Australia	100	100	19 Mar 1984
Deeprock Mining Pty Limited	Australia	81.2	81.2	18 Jun 1984
Citigold FZCO	UAE	100	100	11 Dec 2002
Queensland Gold Mines Pty Limited	Australia	100	100	27 Feb 2006

Incorporation of subsidiary

Queensland Gold Mines Pty Limited was incorporated by the entity during the year. No assets or liabilities were acquired during this incorporation.

23. Financial Instruments

Exposure to credit, interest rate risk and currency risk arise in the normal course of the consolidated entity's business. No hedging of this risk is undertaken by the consolidated entity.

Fair Values

	Notes	30 June 2006		30 June 2005	
		Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Equity Securities available for sale		2,608,000	2,282,000	-	-
Trade and other receivables		1,355,675	1,355,675	2,324,863	2,324,863
Cash and cash equivalents		2,185,456	2,185,456	631,511	631,511
Convertible notes		(1,813,583)	(1,813,583)	(1,663,583)	(1,663,583)
Loan from associate		(300,000)	(300,000)	(300,000)	(300,000)
Trade and other payables		(1,063,493)	(1,063,493)	(1,596,813)	(1,596,813)
		2,972,055	2,646,055	(604,022)	(604,022)
Unrecognised (losses)/ gains		(326,000)	-	-	-

Securities
Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

24. Subsequent Events

The term loan secured with a fixed and floating charge over Citigold Corporation and its subsidiaries has been paid in full. No other matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the consolidated entity in subsequent accounting periods.

25. Going Concern

The financial statements have been prepared on a going concern basis. As in previous financial periods, the ability of the consolidated entity to meets its expenditure commitments and progress with its development and exploration program is dependent upon continued capital raising.

26. Contingent Liabilities

During the previous accounting period, the entity entered into an agreement with the trustee of a related unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of the payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreement is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus one million dollars ($1,000,000).

27. Segment Reporting

The consolidated entity operates in the mining exploration industry. Details of the mining exploration activities are set out in the review of operations. Each company within the consolidated entity operates within the one geographic area, being Australia.

28. Key management personnel disclosures

(a) Directors

The following persons were Directors of Citigold Corporation Ltd during the financial year:

- J J Foley – Non-executive Chairman
- M J Lynch – Managing Director
- Dr P B Blood – Non-executive Director

(b) Other Key Management Personnel

The following persons also have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

- C A J Towsey – Chief Operating Officer
- G Foord – General Manager Engineering
- J F Lynch – Site Senior Executive
- R J Morrison – Exploration Manager
- M B Martin – Company Secretary*
- R J Shand – Company Secretary*

* Held this position for part of the year

All the above persons were also Key Management Personnel during the year ended 30 June 2006 and are all employees of Citigold Corporation Limited.

(c) Key management personnel compensation

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Short term employee benefits	1,211,638	1,193,089	948,138	816,381
Post employment benefits	75,397	105,406	53,444	84,436
Share based payments	-	-	-	-
	1,287,035	1,298,495	1,001,582	900,817

The company has taken advantage of the relief provided by under the Corporations Regulations and has transferred the detailed remuneration disclosures to the Directors Report (item 11).

(d) Key management personnel equity interest

Shares

The number of shares held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2006	Balance at the start of the year	Exercise of options	Other net changes during the year	Balance at the end of the year
Directors				
J J Foley	4,800,964	-	-	4,800,964
M J Lynch	86,668,013	-	106,600	86,774,613
Dr P B Blood	-	-	-	-
Other Key Management Personnel				
R J Shand	-	-	-	-
C A J Towsey	269,666	-	95,334	365,000
G Foord	320,000	-	(185,000)	135,000
J F Lynch	86,668,013	-	106,600	86,774,613
R J Morrison	266,000	100,000	(40,803)	325,197
M B Martin	-	-	-	-

The number of shares held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2005	Balance at the start of the year	Exercise of options	Other net changes during the year	Balance at the end of the year
Directors				
J J Foley	34,723,149	-	(30,795,902)	4,800,964
M J Lynch	118,768,558	706,000	(32,806,545)	86,668,013
Dr P B Blood	-	-	-	-
Other Key Management Personnel				
R J Shand	29,675,596	-	(29,675,596)	-
C A J Towsey	161,750	-	107,916	269,666
G Foord	-	-	320,000	320,000
J F Lynch	118,768,558	706,000	(32,806,545)	86,668,013
M Desai	-	-	-	-
R J Morrison	151,000	-	115,000	266,000
M B Martin	-	-	-	-

Options

The number of options held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2006	Balance at the start of the year	Exercise of options	Granted during the year as remuneration	Other changes during the year	Balance at the end of the year	Vested & exercisable at the end of the year
Directors						
J J Foley	-	-	-	-	-	-
M J Lynch	-	-	-	-	-	-
Dr P B Blood	-	-	-	-	-	-
Other Key Management Personnel						
R J Shand	-	-	-	-	-	-
C A J Towsey	-	-	-	-	-	-
G Foord	320,000	-	-	-	320,000	320,000
J F Lynch	-	-	-	-	-	-
R J Morrison	300,000	(100,000)	-	-	200,000	200,000
M B Martin	-	-	-	-	-	-

The number of options held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2005	Balance at the start of the year	Exercise of options	Granted during the year as remuneration	Other changes during the year	Balance at the end of the year	Vested & exercisable at the end of the year
Directors						
J J Foley	5,000,000	(873,717)	-	(7,294,000)	-	-
M J Lynch	8,000,000	(706,000)	-	(4,126,283)	-	-
Dr P B Blood	-	-	-	-	-	-
Other Key Management Personnel						
R J Shand	-	-	-	-	-	-
C A J Towsey	-	-	-	-	-	-
G Foord	-	-	-	320,000	320,000	320,000
J F Lynch	-	-	-	-	-	-
R J Morrison	-	-	-	300,000	300,000	300,000
M B Martin	-	-	-	-	-	-

(e) *Other transactions* with Key Management Personnel

The following amounts were loaned to the company by a related party of the following Director and Key Management Personnel.

	Balance at the start of the year	Repayments of Principal	Additional funding received	Other changes during the year	Balance at the end of the year
Directors					
J J Foley	-	-	-	-	-
M J Lynch	300,000	-	-	-	300,000
Dr P B Blood	-	-	-	-	-
Other Key Management Personnel					
R J Shand	-	-	-	-	-
C A J Towsey	-	-	-	-	-
G Foord	-	-	-	-	-
J F Lynch	300,000	-	-	-	300,000
R J Morrison	-	-	-	-	-
M B Martin	-	-	-	-	-

28. Explanation of transition to AE - IFRS

Reconciliation of Income Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Income statement

Reconciliation of Balance Sheet

The adoption of A-IFRS has not resulted in any material adjustments to the Balance Sheet.

Reconciliation of Cash Flow Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement.

Directors' Declaration

The Directors Declare that:

(a) The financial statements and notes are in accordance with the Corporations Act 2001 including:

(i) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) In the director's opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) The directors have been given the declarations by the chief executive officer/chief financial officer for the financial year ended 30 June 2006 pursuant to Section 295A of the Corporations Act.

Signed in accordance with a resolution of the directors.

J J Foley
Chairman

M J Lynch
Director

Sydney

30 September 2006

NEXIA COURT & CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CITIGOLD CORPORATION LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, cash flow statement, statements of changes in equity, accompanying notes to the financial statements, the disclosures made as required by Australian Accounting Standard *AASB 124 Related Party Disclosures* of the directors report as permitted by Corporations Act Regulation 2M.6.04 ("remuneration disclosures") and the directors' declaration, (set out on pages 20 to 45), for both Citigold Corporation Limited (the "Company") and Citigold Corporation Limited and its controlled entities (the "consolidated entity") for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporations Act Regulation 2M.6.04. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporation Act Regulation 2M.6.04.

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(Continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

c The remuneration disclosures that are contained in the Remuneration report forming part of the Directors' Report comply with Australian Accounting Standard *AASB 124 Related Party Disclosures* and Corporations Act Regulation 2M.6.04.

Nexia Court & Co
Chartered Accountants

Stephen Rogers
Partner

Dated at Sydney; 30 September 2006

CORPORATE DIRECTORY

CORPORATE & REGISTERED OFFICE
19 Lang Parade, Milton Qld 4064 Brisbane Australia
PO Box 1909, Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimilie: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE
Clermont Highway
PO Box 10, Charters Towers Qld 4820 Australia
Telephone: +61 7 4787 8300
Facsimilie: +61 7 4787 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE
Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148, Dubai, UAE
Telephone: +971 4 340 4588
Facsimilie: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS
John J Foley, Chairman
Mark J Lynch , Managing Director
Dr Peter B Blood, Director

COMPANY SECRETARY
Matthew B Martin

EXCHANGE LISTING
Australian Stock Exchange (ASX) Code 'CTO'
American Depository Receipts (ADR) Code 'CTOHY'

SHARE REGISTRY
Computershare Investor Services
Level 27, 345 Queen Street, Brisbane Qld 4000
Telephone: 1300 552 270

AUDITOR
Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK
Australia and New Zealand Banking Group Limited

ARIS
6-30-06

CITIGOLD CORPORATION LIMITED ANNUAL REPORT

30 JUNE 2006



www.citigold.com
CITIGOLD corporation

corporate directory

CITIGOLD CORPORATION LIMITED

ABN 30 060 397 177

CORPORATE & REGISTERED OFFICE

19 Lang Parade, Milton Qld 4064 Brisbane Australia
PO Box 1909, Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE

Clermont Highway
PO Box 10, Charters Towers Qld 4820 Australia
Telephone: +61 7 4787 8300
Facsimile: +61 7 4787 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE

Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148, Dubai, UAE
Telephone: +971 4 340 4588
Facsimile: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS

John J Foley, Chairman
Mark J Lynch, Managing Director
Dr Peter B Blood, Director

COMPANY SECRETARY

Matthew B Martin

EXCHANGE LISTING

Australian Stock Exchange (ASX) Code 'CTO'

SHARE REGISTRY

Computershare Investor Services
Level 27, 345 Queen Street, Brisbane Qld 4000
Telephone: 1300 552 270

AUDITOR

Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK

Australia and New Zealand Banking Group Limited

contents



WARRIOR GOLD MINE

www.citigold.com

chairman's letter

Dear Shareholder,

During the 2006 financial year, your company substantially increased shareholder value, with increases both in share price and market capitalization. Significant debt reduction was undertaken, culminating in the elimination of our term loan in September 2006. Your company is now free of significant debt. Warrior Mine was well advanced at 30 June 2006 with the access Decline at 693 metres towards its target of 960 metres, and this target was reached in August 2006. Development of mining levels is continuing with gold production imminent.

Your company's share price has increased steadily over the last five years, and closed at 30 June 2006 at 32 cents compared to 14 cents at 1 July 2005. This is an increase of 129% for the year. The market capitalization trebled from $64 million at 1 July 2005 to $181 million at 30 June 2006. Your company's net assets increased 43% over the year from $106 million to $152 million. Our term loan, the company's only significant debt, reduced 35%, from $7.5 million to $4.9 million, and this was totally eliminated in September 2006.

The listed Convertible Notes (ASX Code 'CTOG') continued to be a good investment for the Note holders, giving high returns linked to the rising Australian gold price.

Warrior Mine is achieving its milestone targets. The Board is pleased that we have maintained our excellent record of zero Lost Time Injuries for the year despite increased activities underground and taking on new employees. During construction of the decline a very high-grade vein, Sons of Freedom, was intersected and this will add additional ounces to the resource.

This coming year we are targeting full production at Warrior Gold Mine at the rate of 40,000 ounces per year and the commencement of development work on the second phase of the Charters Towers Gold Project, which will take the production rate to 120,000 ounces per year. Later phases will build production to 250,000 ounces per year, while also continuing our active exploration program on the ground surrounding Charters Towers. We have purchased our first diamond-drilling rig to advance this exploration.

The excellent progress made this year has only been possible by the dedicated efforts of all our employees, both underground and on surface. Your Board also expresses sincere thanks to our shareholders for your strong support.

The Board looks forward to continued growth in the business and further increasing shareholder value in 2007.

John J Foley
Chairman
Citigold Corporation Limited



review of operations



ACHIEVEMENTS

- Assets increased 36%
- Share price increased 129%
- Market capitalization trebled
- Warrior mine on target for gold production
- Sunburst mine development planning commenced
- Zero injuries for the year
- Secured loan repaid in full

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

SHAREHOLDER VALUE INCREASES

During the past financial year your company's market capitalisation has trebled from A$60 million as at 4 July 2005 to A$181 million as at 30 June 2006. During this time the share price moved from 14 cents to 32 cents, an increase of 129%. This is a reflection of a rising gold price, increased market sentiment for gold and that an increasing number of shareholders are appreciating the valuable asset that Citigold has in the rich Charters Towers Goldfield and the 10 million ounce gold deposit.

Citigold has in place a strategy to unlock the enormous shareholder wealth contained in this rich goldfield. This will begin with the initial production from the Warrior mine and then grow as the other mines are developed. Citigold is cost effective in spending shareholders money and has to date established the goldfield and infrastructure to extract the gold at a far less financial cost than its Australian peers. Australian dollar gold prices of over A$750 an ounce will generate substantial revenue for the Company.

FINANCIAL POSITION STRENGTHENED

During the financial year, loans were substantially reduced, culminating in the post balance date repayment of the secured loan that has been in existence since 1998. The company is now free of significant long term debt and the lien over the company's assets is removed.

Warrior mine budgets show that Citigold will generate a cash surplus from operations. During the year Citigold received strong financial support from our shareholder base through share placements and Share Purchase Plan offerings. This relationship aims to ensure that the main benefit of the success of the Company will be for its shareholders. Similarly our joint venture negotiations to fund the second mine Sunburst are being pursued in a form that will add value for shareholders. These negotiations have been underway for some time and are advanced and continuing. The joint venture aims to ensure funding for gold production of 80,000 ounces per year from Sunburst. With Sunburst in operation the combined output from Citigold's Charters Towers operations is budgeted at 120,000 ounces per year.

With sustained plus A$800/oz gold revenue prices the Warrior mine cash flows indicate that Citigold could internally fund the development of the second mine, Sunburst. At this time we intend to pursue the joint venture path because it would accelerate the increase in gold production and allow us to commence development of the third mine, Brilliant. Warrior is just the start and therefore other value adding funding options are also under consideration to develop the other mines and grow gold production. Further details will be released as they come to hand.

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to provide a high rate of return for investors. The Notes issued at 40c continue to trade above their 40c issue price. The Notes pay a base 12% p.a. interest rate, plus a bonus rate based on the A$ gold price, and investors receive a cheque each quarter from Citigold. The increased gold price meant that Note holders continue to receive an interest rate well above the base rate.

CITIGOLD'S ASSETS

The overall Charters Towers Gold Project non-current assets have been independently valued as at 30 June 2006 and have increased to A$155 million, an increase of 36% over the asset valuation of A$114 million in 2005. Citigold is required to value its non-current assets each year in accordance with the Australian International Financial Reporting Standards.

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield. The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades, that produced 6.6 million ounces of gold, of 27 metre-grams per tonne in-situ.

Citigold's assets include a gold processing plant and tailings dam capable of handling 340,000 tonnes per year. Underground mining equipment has been acquired, including twin-boom blast-hole drilling jumbos, haul trucks and loaders, and an electro-hydraulic diamond-drill rig for exploration drilling. At least four adjacent mines are planned to be developed at Charters Towers, taking production to 250,000 ounces per year over the next four years.

MINERAL RESOURCES AND ORE RESERVES

Mineral Resources and Ore Reserves remain unchanged from last year. At 30 June 2006, the Resources and Reserves are as tabled below:

CATEGORY	TONNES	GRADE G/T AU	CUT OFF	CONTAINED OUNCES
Inferred Mineral Resources	23,000,000	14	3 metre-grams per tonne	10,000,000
Indicated Mineral Resources (includes Probable Ore Reserve)	740,000	15	7 grams per tonne	370,000
Probable Ore Reserves (contained within Indicated Mineral Resource)	800,000	13	7 grams per tonne	330,000

Full details are contained in the *"Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005"* and the *"Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project, August 2005"* which can be found on the Citigold web site at www.citigold.com (click on "Reports" then "Technical reports")

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

WARRIOR GOLD MINE

Underground Operations

The Warrior Decline had reached a length of 700 metres from the portal at the end of the June Quarter. The target length of 960m was reached in August 2006. The initial access decline is complete and extension of this decline to access lower levels of the ore body is progressing through normal strong granodiorite rock in good mining conditions.

The first ore will be mined from a horizontal drive in the ore body commencing approximately 110 metres below surface. Ore will then be stockpiled and transported to the processing plant to commence gold production. Several levels will then be excavated in the ore body so that full rate ore extraction (stoping) can be achieved.







Cash operating costs for the Warrior mine are estimated at A$380 per ounce of gold recovered.

During late May and early June the Sons of Freedom (E5) structure was obliquely intersected in the decline as predicted. The long exposure of the vein for some 50 metres, along the side and across the face of the Decline, has yielded valuable information on its gold content and potential for mining. Channel sampling of the E5 lode at 496m down the Decline returned 1.1 metres true width at 40.5 g/t Au, including 0.4 metres true width at 101 g/t Au. At 509m down the Decline, channel sampling returned 0.8 metre true width at 39.9 g/t Au. A separate channel sample of quartz and sulphide vein at the same location returned 0.2 metres true width at 362 g/t Au (11.6 ounces per tonne), equivalent to 72 grams per tonne over one metre width.

The Sons of Freedom structure is not yet part of our mining plan at Warrior and therefore a drilling program is planned to access the extent of the intersected vein with the aim of expanding gold production above the initial planned 40,000 ounces per annum.

Warrior Gold Resource

The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005).* Within the overall resource, head grades and widths, of the specific mining areas are expected to vary.

Personnel

Citigold has been expanding the number of personnel at the mine site and reducing its corporate staffing, The Company has been very successful at securing experienced mining personnel for its underground operation in a very competitive marketplace.

Current overall personnel numbers total 52 and are growing as gold production approaches.

Equipment

The mining plant and mobile machinery fleet at Charters Towers is gradually being increased and upgraded.

Gold Process Plant – Work is essentially complete on the Black Jack process plant which is ready for re-commissioning following a full plant inventory, detailed condition report, and completion of a scope of works, cost estimates and a budget. Calder Projects coordinated the refurbishment. The gold extraction plant is an industry standard carbon-in-leach (CIL) plant. The stockpiled ore, comprising the large blasted rock from underground, will be crushed to less than 12mm, conveyed to the grinding mill where water and lime are added and the ore reduced in size to very fine sand (0.1mm). The slurry is then pumped into a series of large tanks where more chemicals are added to dissolve the gold. Then carbon is added to the tanks, to absorb and concentrate the gold, and later the gold is stripped off the carbon by another chemical, electroplated and smelted into gold 'dore' bars. The 'dore', that may average around 50% gold, is shipped by security transport to a specialist gold refiner to be made into the pure gold bars that can be readily sold on the international market. The capacity of the plant will only be partially required for Warrior and is capable of handling the second mine, Sunburst, when it is developed next.

Underground Blast-hole Drill Rigs – A new Atlas Copco Rocket Boomer M2D twin-*boom* development drill (Jumbo), and a second near new machine, have been operating and contributing to the acceleration of the decline. The Jumbos are principally powered by efficient grid electric power rather than diesel fuel. An additional specialist blast-hole drill rig has been sourced, which will be used for stoping (mining of the gold ore).

Underground Haul trucks - Citigold has recently taken delivery of a Caterpillar AD40 low profile underground haulage truck and a second AD40 is being sourced. These trucks have a capacity of 40 tonnes each which will significantly improve haulage times and subsequently lead to reduced costs. Other haulage trucks in the fleet include three with 20 tonne capacity.

In addition the fleet includes several Load Haul Dump (LHD) units for moving the blasted rock from the rock face into the haul trucks that take the ore and waste to the surface. Other ancillary equipment includes road graders, multipurpose tool vehicles to assist with installing underground services etc. A workshop is located on site for all routine maintenance and highly technical repairs are outsourced to local engineering firms.

The equipment fleet is approaching the full production requirement.

SUNBURST GOLD MINE

Planning has commenced for the start of access ways and ventilation into the Sunburst gold mine, located at the eastern end of *Charters* Towers city. The Sunburst structure runs for some two kilometres east-west and dips to the north at about 45 degrees. It includes the known Queen, Sunburst and Golden Gate ore bodies previously mined prior to 1920. Citigold plans to mine drilled extensions of the structure outside of previous workings.

The Sunburst mine is within the Citigold's overall gold Mineral Resource area.

Sunburst was originally scheduled to produce 60,000 ounces per year. Current planning has increased this to 80,000 ounces per year based on developing two mining areas simultaneously.

Cash operating costs for the Sunburst mine are estimated at A$310 per oz of gold recovered.

BRILLIANT GOLD REEF PROJECT (BGRP)

In 2001, a separate sublease was created over part of the central mining tenements, called the Brilliant Gold Reef Project. The Project was established as a joint venture to undertake exploration and gold production and allowed investors to 'farm-in'. Gold Projects Pty Ltd, a wholly owned subsidiary of Citigold, retains about 97% of the units. The BGRP is a managed investment scheme controlled by a Responsible Entity for all investors. Funds raised were fully expended in the completion of 3,927 metres of drilling. A further public offer to raise the balance of the funds did not proceed, as the Australian Taxation Office would not issue a further Product Ruling to ensure tax deductibility of the investment. Citigold is currently maintaining the Project and all the associated costs. The Company is considering various ways to optimise the structure of the BGRP in order to advance the project, and to ensure the most reasonable outcome is achieved for all parties.

EXPLORATION

Exploration Strategy

Citigold's exploration strategy is focused around and adjacent to its mining operations at Charters Towers. This is "brownfields" exploration, exploring in and around known mineralised areas, rather than exploring "greenfields" or unknown areas. The company holds over 200 square kilometers of exploration tenements covering approximately 80 prospects that have potential for economic mineralisation. These prospects have either returned significant gold values in surface rock chip samples (above 5 grams of gold per tonne), or have old workings on them from which Queensland State government records indicate significant production (more than 500 ounces of gold).

Exploration to date has yielded the currently defined 10 million ounce gold mineral resource.

Citigold's exploration and studies to date have led to the conclusion that the overall Charters Towers goldfield, currently held by Citigold, has the potential to contain up to 50 million ounces in gold mineral resources. This conclusion is well founded on the facts that the field has already yielded 6.6 million ounces of gold, that Citigold has already defined an additional 10 million ounces of mineral resources from a part of the goldfield down to 1200 metres depth, and that the structures containing the mineralization probably extend to 3,000 metres depth. Significant mining to date has generally only been to 700 metres deep. This makes the area a 16 million ounce field down to 1200m depth, and there are at least four additional major parallel structures that have been mapped, are mineralised and have been previously partly mined, that remain unexplored.

This strategy has lead Citigold to start acquiring its own sophisticated and modern diamond drilling fleet. The building of this fleet commenced w ith the recent acquisition of a new computerized Atlas-Copco Diamec U8APC drill rig to undertake diamond-core drilling at Charters Towers. The U8 rig is computer controlled and a low-noise electro-hydraulic rig suitable for surface and underground drilling powered by efficient local electric grid power. The rig is capable of drilling NQ (48mm diameter) cores to 1,500 metres vertical depth. This rig will be used to expand existing reserves ahead of mining and increase the overall gold resources.

Growing the gold resources and reserves is a core business for Citigold. The decision to acquire our own drill rigs is so that we can carry out this work on our time schedule in a cost efficient manner. The company has budgeted an intense drilling program and it made economic sense to own the drill rigs.

This coming year we expect to acquire another two diamond drill rigs.

Exploration Activities

Geological Mapping

Detailed geological mapping was conducted during the year on 12 Exploration Permits surrounding Charters Towers, as tabled below:

EXPLORATION PERMIT NUMBER	PROSPECT NAME	LOCATION
EPM 8563	Scorbre	Covers the northern part of Charters Towers city,
EPM 8564	Farrenden	1.5 km west of the Warrior Mine
EPM 10593	Santiago South	1km east of processing plant
EPM 11067	Cumberland	2.5km SE of processing plant
EPM 11658	GSQ 256698	5 km Se of processing plant
EPM 13106	GSQ 183687, Golden Spur, GSQ197695 extensions	3km south of processing plant
EPM 13182	Millchester	3km east of Charters Towers
EPM 13453	GSQ 229700	5km SE of processing plant
EPM 13931	Mt Pleasant, GSQ 142612	10km SSW of processing plant
EPM 13932	Hill 300	7km NNW of Charters Towers
EPM 14541	GSQ 171721, Black Jack Footwall	1 km west of processing plant
EPM 15091	7 prospects	9 kilometres southwest of the processing plant.

The processing plant is at the Black Jack mine site, 9km southwest of the centre of Charters Towers.

Sampling and Assaying
During the year, Citigold analysed 307 rock chip samples, 8 soil samples, 8 stream sediment samples and 65 rock face samples. The samples were assayed by independent laboratory SGS.

Significant assays have been released to the ASX in previous Quarterly Activities reports and are on Citigold's web site.

Drilling
Data from 31 drill holes previously drilled by Normandy Mining Ltd in the 1990s on ground now covered by Citigold's EPM13932 were located in a literature search of previous work. This area is outside the central historic goldfield where the majority of the gold was produced. Weakly anomalous gold was identified in six of these drill holes on EPM13932. This Exploration Permit is centred 12 km west of Charters Towers and extends for 20km in a north-south direction. The drill hole collar locations were shown in the June Quarter Activities report.

Citigold plans to commence a major new drilling programme in calendar 2006.

HEALTH AND SAFETY

Safety and Health Performance
The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for the 2006 financial year is zero. In the 13 years that the Company has been in operation, there have been no work-related fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2006, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics as it includes injuries where no time is lost.

KEY PERFORMANCE INDICATOR	YEAR ENDED JUNE 30 2003	YEAR ENDED JUNE 30 2004	YEAR ENDED JUNE 30 2005	YEAR ENDED JUNE 30 2006
FIFR	0	0	0	**0**
LTIFR	0	0	0	**0**
DIFR	0	0	0	**0**

As an indication of our commitment to health and safety, Citigold's Chief Operating Officer, Chris Towsey, has been appointed as Chairman of the Health and Safety Task Force of the Australasian Institute of Mining & Metallurgy.

ENVIRONMENT AND COMMUNITY

The Company had no reportable environmental incidents during 2006. The Board, management and staff of Citigold fully support a formal environmental policy which states that:

'Citigold Corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum.'

Citigold's environmental practices are monitored by the Queensland Environmental Protection Agency (EPA) and the Department of Mines and Energy. Citigold operates under approved Environmental Authorities issued by the EPA and in compliance with our Plan of Operations submitted to the agency.

COMMUNITY

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with local community activities including schools, sports, Country Music Festival and rodeos.

director's report

Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June 2006 and the auditor's report therein.

1. DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: **J J Foley, M J Lynch**, and **P B Blood**.

NAME AND QUALIFICATIONS	AGE	EXPERIENCE	SPECIAL RESPONSIBILITIES
J J Foley BD, LLB, BL (Dub) Appointed 02/07/1993	69	Non-executive Chairman for 12.5 years, Deputy Chairman 6 months. Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a past Director of the Australian Gold Council.	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.
M J Lynch FAICD Appointed 02/07/1993	50	Managing Director for 13 years. Former director of several companies involved in the mining industry Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Resources Council and a Fellow of the Australian Institute of Company Directors.	Managing Director Member of Health, Safety and Environment committee.
P B Blood PhD, BSc Agr, DIC Appointed 26/05/2004	67	Non-executive Director for 2 years. Former Professor of Finance – School of Business, Bond University Qld. Dr Blood has particular skills in the areas of finance and administration. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.

Company Secretary

Mr Matthew B Martin was appointed to the position of Company Secretary on 12 April 2006. Mr Martin has worked in various roles as part of several global teams, including international banking capital raisings and accrued skills in most aspects of corporate finance and accounting. He has strong skills in systems compliance, multinational financial statements, forecasting, reporting and analysis. In his previous employment he acted as Company Secretary for client companies.

Meetings of Directors

The number of directors' meetings (including board committees) held and the number of meetings attended by each director during the year ended 30 June 2006 were:

	BOARD MEETINGS	AUDIT & FINANCE	HEALTH, SAFETY & ENVIRONMENT **	REMUNERATION
No. of meetings held	10	2	**	***
NO. OF MEETINGS ATTENDED BY:				
J J Foley	10	2	**	***
M J Lynch	10	*	**	*
P B Blood	9	2	**	***

** Not a member of the relevant committee*
*** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.*
**** Remuneration issues are considered and discussed by the Directors at Board meetings through out the year, as required.*

Directors' interests

The relevant interest of each director in the shares and options issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with s205G (1) of the Corporations Act, at the date of this report is detailed in the following table.

DIRECTOR	ORDINARY SHARES	OPTIONS
J J Foley	4,493,418	Nil
M J Lynch	86,774,613	Nil
P B Blood	Nil	Nil

2. PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

3. DIVIDENDS – CITIGOLD CORPORATION LIMITED

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

4. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 458,293,482 to 566,927,749 as a result of:

Placement of ordinary shares @ 10 cents	24,202,876
Placement of ordinary shares @ 11 cents	13,430,000
Placement of ordinary shares @ 15 cents	22,582,929
Placement of ordinary shares @ 16 cents	16,300,000
Share Purchase Plan allotment @ 12.5 cents	15,133,284
Share Purchase Plan allotment @ 15 cents	13,482,680
Options exercised @ 15 cents	3,502,498

Net cash received was used to continue the exploration and development activities of the Company.

See Note 18 of the Financial Statements.

(b) Revaluation of assets
The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers. The Property Plant & Equipment of the Company was valued as at 30 June 2006. The value of the mining tenements has now been upgraded resulting in an increase in the overall value of the Charters Towers Gold Project to $155 million.

5. POST BALANCE DATE EVENTS

The loan secured with a fixed and floating charge over Citigold Corporation and its subsidiaries has been paid in full. See Note 24 to the Financial Statements.

6. REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

7. LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Likely developments in the operations of the consolidated entity are:

(a) the continuation of exploration activity aimed at increasing resources and reserves,

(b) a increase in mining activity and the commencement of gold production later in calendar 2006.

Additional comments on expected results are included in the review of operations.

8. INDEMNIFICATION AND INSURANCE

During the financial year the Company paid premiums to insure all Directors and Officers of the Company against claims brought against the individual while performing services for the Company and against expenses relating thereto, other than conduct involving a wilful breach of duty in relation to the Company. Under the terms and conditions of the insurance contract, the nature of liabilities insured against and the premium paid cannot be disclosed.

The Company has not otherwise, save as enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

9. ENVIRONMENTAL REGULATIONS

Entities in the consolidated entity are subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident – major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.

Level 2 incident – significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.

Level 3 incident – minor non compliance - no fine is imposed, however, regulatory authority is notified.

Level 4 incident – non compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 4
INCIDENTS	-	-	-	-

The Company has an internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

10. AUDIT/NON-AUDIT SERVICES AND AUDITOR INDEPENDENCE

The fees paid or payable for services provided by the auditor of the Company are set out in Note 4 of the Financial Statements.

During the year Nexia Court & Co, the Company's auditor, has performed certain other services in addition to their statutory duties. The board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act.

11. REMUNERATION REPORT

The Remuneration Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee can make recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed by the Committee when necessary having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and use of motor vehicles.

director's report

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement. Except for the Managing Director/Chief Executive Officer, Mr Mark Lynch, all executives are permanent employees of the Company.

Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. This agreement is for a term of 6 years, commencing January 1 2003 and terminating on December 31 2008. The Company may terminate upon 3 months notice. In the event the termination is by reason of circumstances that the Company cannot fully utilise the services of the Managing Director, the Managing Director is entitled to payment of a cash amount equal to three years of employment. No such payment is to occur if the termination is due to a substantial breach of the agreement's terms and conditions and the Company has proven such breach.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. The fees have been determined by the Board having regard to industry practice and the need to obtain appropriately qualified persons. Non-executive directors are also entitled to statutory superannuation.

Details of the nature and amount of each element of the remuneration of each director of Citigold Corporation Limited and key management personnel of the Company and the consolidated entities are set out in the following tables.

Payments to specified Directors and Key Management Personnel for the year ended 30 June 2006

2006	SALARY & FEES	RETIREMENT BENEFITS	OTHER BENEFITS	SUPER ANNUATION	RELATED PARTY PAYMENTS	SHARE BASED PAYMENTS	TOTAL
Directors							
J J Foley *Non-executive Chairman*	35,000	-	16,608	3,150	150,000	-	204,758
M J Lynch[1] *Managing Director*	233,000	-	983	20,970	30,500	-	285,453
Dr P B Blood *Non-executive Director*	30,000	-	-	-	-	-	30,000
Other Key Management Personnel							
C A J Towsey *Chief Operating Officer*	123,595	-	10,904	19,977	49,568	-	204,044
R J Morrison *Exploration Manager*	115,350	-	2,184	10,149	13,996	-	141,679
J F Lynch *Site Senior Executive*	125,000	-	-	11,250	-	-	136,250
G Foord *General Manager Engineering*	55,169	-	2,655	10,039	41,486	-	109,349
M B Martin[3] *Corporate accountant/ Company Secretary*	46,228	-	-	5,043	-	-	51,271
R J Shand[2] *Company Secretary*	75,990	39,000	3,063	6,178	-	-	124,231
Total	839,332	39,000	36,397	86,756	285,550	-	1,287,035

1. *During the year ended 30 June 2006 M Lynch was based in the U.A.E.*
2. *R J Shand resigned as Company Secretary on 12 April 2006.*
3. *M B Martin was appointed Company Secretary on 12 April 2006 before that he was employed as Corporate Accountant. Amounts received and paid in both the above named positions are included in the amounts above.*

Payments to specified Directors and Key Management Personnel for the year ended 30 June 2005

2005	SALARY & FEES	RETIREMENT BENEFITS	OTHER BENEFITS	SUPER ANNUATION	RELATED PARTY PAYMENTS	SHARE BASED PAYMENTS	TOTAL
Directors							
J J Foley *Non-executive Chairman*	33,000	-	2,169	2,970	150,000	-	188,139
M J Lynch *Managing Director*	233,00	-	-	20,970	-	-	253,970
Dr P B Blood *Non-executive Director*	30,000	-	-	2,700	-	-	32,700
Other Key Management Personnel							
R J Shand *Company Secretary*	77,304	-	1,992	6,957	-	-	86,253
C A J Towsey *Chief Operating Officer*	106,125	-	7,190	14,015	56,890	-	184,220
G Foord *General Manager Engineering*	56,442	-	7,190	38,477	37,081	-	139,190
J F Lynch *Site Senior Executive*	126,767	-	7,214	11,120	-	-	145,101
R J Morrison *Exploration Manager*	105,654	-	-	8,197	11,363	-	125,214
M Desai *International Chief Operating Officer*	143,708	-	-	-	-	-	143,708
Total	912,000	-	25,755	105,406	255,334	-	1,298,495

Share based compensation

No share based compensation was granted to any directors or other Key management personnel of the Company and the consolidated entity as part of their remuneration during the period ending 30 June 2006.

12. LOANS TO DIRECTORS OR KEY MANAGEMENT PERSONNEL

No loans were granted to any directors or other key management personnel of the Company and the group during the period ending 30 June 2006.

Auditor's Independence declaration under Section 307C of the Corporations Act 2001

To the Directors of Citigold Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the financial year ended 30 June 2006 there have been:

- No contravention of the auditor independence requirements as set out in the Corporation Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co
Chartered Accountants
Sydney

Stephen Rogers
Partner

Signed in accordance with a resolution of the directors

J J Foley
Chairman

M J Lynch
Director

30 September, 2006

The directors' objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the consolidated entity is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the Company has in place policies and practices that are generally consistent with those set out in the recommendations. In the limited circumstances where the Company's corporate governance practices do not correlate with the recommendations, the Company does not consider that the practices are appropriate for the Company due to the size of the Company or its Board. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principal 3:	Promote ethical and responsible decision making
Principal 4:	Safeguard integrity in financial reporting
Principal 5:	Make timely and balanced disclosure
Principal 6:	Respect the rights of shareholders
Principal 7:	Recognise and manage risk
Principal 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders

A. BOARD COMPOSITION

The Board is comprised of three (3) Directors, being 2 non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr JJ Foley had business dealings with the consolidated entity during the year, as described in the directors' report above. Mr J J Foley declared his interests in those dealings to the Company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr MJ Lynch had business dealings with entities in the consolidated entity during the year. Mr MJ Lynch declared his interests in those dealings to the Company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board covering the areas of legal, finance and operations.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

B. BOARD COMMITTEES

The Board has established a number of committees to assist the execution of its duties. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

Current committees of the Board are:

- the audit & finance committee
- the remuneration committee
- the health, safety and environment committee

The Board reviews at appropriate times its performance and the performance of the Board committees. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings.

The Company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election.

Audit & Finance Committee
The audit & finance committee consists of the following non-executive directors: JJ Foley (Chairman) and PB Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering

(a) effectiveness and efficiency of operations
(b) reliability of financial reporting
(c) compliance with applicable laws and regulations

- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

The Chief Operating Officer and Chief Financial Officer confirm that the financial statements for the year ended 30 June 2006 represent a true and fair view of Citigold's financial position and performance and that the reports conform with relevant a ccounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the Annual General Meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee
The health, safety & environment committee consists of the following executive and non-executive directors: JJ Foley, PB Blood and MJ Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently.

Information on compliance with significant environmental regulations is set out in thedirectors' report.

Remuneration Committee
The remuneration committee consists of the following non-executive directors: JJ Foley and PB Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and can make recommendations on remuneration packages and other terms of employment for directors and senior executives. Independent advice and industry information may be obtained from time to time on the appropriateness of remuneration packages.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration packages do not have guaranteed based or performance based components.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only 3 Directors. The Board as a whole is able to efficiently address the issue of board competencies.

Further information on the remuneration paid to all directors' and key management personnel is set out in the Remuneration Report and note 28 to the financial statements.

C. RISK MANAGEMENT

Due to the size of the Board, a separate risk management committee has not been established. The Board believes that it is important for all Board members to take a proactive role to the company's risk management and internal compliance and control procedures. The Board monitors the financial and operational aspects of the company's activities and considers the advice of the external auditor and other external advisors.

Risk Profile
Citigold operates field exploration for gold in Queensland and owns two separate underground mining operations, the Warrior Gold Mine and the Central Decline. It also owns and operates a 340,000 tonne per year gold processing plant. The risk profile is typical of the mining industry, and is heavily regulated by the Queensland State Government. It is an ASX listed company, with a market capitalisation of approximately $232 million at a share price of 40 cents. Citigold has been dependent on capital raising by sale of shares to investors since its inception in 1993. Once gold production commences from the Warrior Gold Mine Citigold's cash flows will be dependent on the amount of gold produced, production costs, and the international price of gold.

Financial Risks
Financial risks are identified and managed by the Board with tasks delegated to the Managing Director and senior executives. Budgets, variances, cost reports, commodity prices, price trends and cash flow projections are analysed by management and submitted to the Board for review at Board meetings. Cash flows are submitted to ASX each Quarter and full financial reports submitted twice per year to the ASX.

Operational Risks
Operational risks are reviewed yearly by the NOSA Five Star Integrated Risk Management System. This is a commercial product originally produced by the National Occupational Safety Association, operated by Citigold, with the results audited annually by external consultants. This system identifies all aspects of risks of the operation, particularly those related to safety, health, environment and social impact. Citigold's operations are subject to regulation and regular inspection and monitoring by the Queensland State Government Department of Mines and Energy and the Environmental Protection Authority.

Assessment of Effectiveness of Risk Management Internal Audit
No formal internal audit is conducted, as the small number of employees (less than 60) allows the normal weekly and monthly monitoring of budgets, variances, costs and finances to adequately manage financial and before operational risk.

D. INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

E. SHAREHOLDER COMMUNICATION

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The Annual General Meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the Company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.

F. DISCLOSURE AND ETHICAL STANDARDS

All directors, executives and staff of the consolidated entity are made aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the Company's securities and appropriate standards of ethical conduct with regard to the operation of the consolidated entity.

A Code of Conduct (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to generally reflect industry standards of integrity and professionalism. The Code covers:

- professional conduct
- customer and supplier relations
- other employees
- compliance with laws and regulations
- conflicts of interest
- confidential information

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006



consolidated income statement

for the year ended 30 June 2006

	NOTES	CONSOLIDATED		THE COMPANY	
		YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Revenue					
Other income	2	**324,362**	67,812	**458,850**	510,864
Personnel Expenses		**(908,320)**	(788,902)	**(241,937)**	(355,862)
Depreciation		**(940,771)**	(831,531)	**(936,862)**	(828,497)
Finance costs		**(981,341)**	(850,037)	**(977,252)**	(840,887)
Consulting expense		**(107,902)**	(248,545)	**(107,394)**	(263,905)
Loss on sale of non-current assets		**-**	(2,350,273)	**-**	-
Other expenses	3	**(1,648,897)**	(907,623)	**(1,238,377)**	(708,616)
Profit/(Loss) before income tax expense		**(4,262,869)**	(5,909,099)	**(3,042,972)**	(2,486,903)
Income tax expense		**-**	-	**-**	-
Profit/(Loss) after tax from operations		**(4,262,869)**	(5,909,099)	**(3,042,972)**	(2,486,903)
Profit/(Loss) attributable to minority interest		**(54)**	(431)	**-**	-
Profit/(Loss) attributable to members of the parent entity		**(4,262,815)**	(5,908,668)	**(3,042,972)**	(2,486,903)
Earnings per share:					
Basic (cents per share)	6	**(0.82) cents**	(1.32) cents		
Diluted (cents per share)	6	**(0.80) cents**	(1.28) cents		

Notes to the financial statements are included on pages 20 to 37.

consolidated balance sheet

as at 30 June 2006

	Notes	Consolidated Year ended 30 June 2006 $	Consolidated Year ended 30 June 2005 $	The Company Year ended 30 June 2006 $	The Company Year ended 30 June 2005 $
Current assets					
Cash and cash equivalents	8	**2,185,456**	631,511	**2,106,934**	573,586
Receivables	9	**1,477,381**	2,324,863	**2,378,833**	3,145,669
Inventories	10	**485,570**	438,805	**485,570**	438,805
Investments (at fair value)	13	**2,282,000**	-	**2,282,000**	-
Total current assets		**6,430,407**	3,395,179	**7,253,337**	4,158,060
Non-current assets					
Property, plant and equipment	11	**155,796,726**	113,924,328	**150,746,482**	108,541,217
Other	12	**509,257**	509,257	**11,102,781**	11,102,781
Total non-current assets		**156,305,983**	114,433,585	**161,849,263**	119,643,998
Total assets		**162,736,390**	117,828,764	**169,102,600**	123,802,058
Current liabilities					
Payables	14	**1,496,049**	1,596,815	**1,485,294**	2,724,420
Interest bearing liabilities	15	**7,533,636**	7,830,084	**7,533,636**	7,830,084
Provisions	17	**264,641**	178,388	**264,641**	178,388
Total current liabilities		**9,294,326**	9,605,287	**9,283,571**	10,732,892
Non-current liabilities					
Interest bearing liabilities	15	**972,955**	1,684,512	**972,955**	1,684,512
Provisions	17	**522,738**	564,913	**522,738**	564,913
Total non-current liabilities		**1,495,693**	2,249,425	**1,495,693**	2,249,425
Total liabilities		**10,790,020**	11,854,712	**10,779,264**	12,982,318
Net assets		**151,946,370**	105,974,052	**158,323,335**	110,819,740
Equity					
Issued capital	18	**87,521,310**	73,539,490	**87,521,310**	73,539,490
Reserves	20	**105,753,466**	69,384,254	**105,182,037**	68,812,824
Accumulated Losses	19	**(41,397,830)**	(37,019,170)	**(34,380,011)**	(31,532,573)
Parent entity interest		**151,876,946**	105,904,573	**158,323,335**	110,819,740
Minority interest		**69,424**	69,479	-	-
Total equity		**151,946,370**	105,974,052	**158,323,335**	110,819,740

Notes to the financial statements are included on pages 20 to 37.

consolidated statement of changes in equity

for the year ended 30 June 2006

	NOTES	CONSOLIDATED YEAR ENDED 30 JUNE 2006 $	CONSOLIDATED YEAR ENDED 30 JUNE 2005 $	THE COMPANY YEAR ENDED 30 JUNE 2006 $	THE COMPANY YEAR ENDED 30 JUNE 2005 $
Profit/(Loss) for the period	19	**(4,262,869)**	(5,909,099)	**(3,042,972)**	(2,486,903)
Total recognised income and expense for the period attributable to:					
Equity holders of the parent		**(4,262,815)**	(5,908,668)	**(3,042,972)**	(2,486,903)
Minority interest		**(54)**	(431)	**-**	-
Total equity opening balance		**105,904,572**	105,904,572	**110,819,740**	51,352,458
(Loss) /Profit for the period		**(4,262,815)**	(5,908,668)	**(3,042,972)**	(2,486,903)
Reserve movement	20	**36,369,212**	56,788,000	**36,369,212**	56,788,000
Contributions of equity, net of transaction costs		**13,981,820**	5,166,186	**13,981,820**	5,166,186
Total equity closing balance		**151,946,370**	105,974,052	**158,323,335**	110,819,740

Notes to the financial statements are included on pages 20 to 37.

consolidated cash flow statement

for the year ended 30 June 2006

		CONSOLIDATED		THE COMPANY	
	NOTES	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Cash flows from operating activities					
Receipts from customers		**1,173,849**	46,867	**391,391**	46,827
Payments to suppliers and employees		**(2,166,263)**	(4,761,741)	**(1,044,306)**	(1,579,665)
Interest and other costs of finance paid		**(1,308,464)**	(829,092)	**(1,304,375)**	(840,887)
Income tax paid		**(25,002)**	-	**(25,002)**	-
Net cash provided by/(used in) operating activities	7	**(2,325,880)**	(5,543,966)	**(1,982,292)**	(2,352,869)
Cash flows from investing activities					
Proceeds on sale of investment securities		**-**	3,201,989	**-**	-
Interest received		**77,614**	(12,727)	**35,557**	20,856
Payment for property, plant and equipment		**(3,243,003)**	(189,418)	**(3,237,678)**	(196,845)
Development costs paid		**(5,655,682)**	(2,470,783)	**(6,116,793)**	(2,470,783)
Amounts advanced to related parties		**-**	-	**133,657**	-
Net cash provided by/(used in) investing activities		**8,821,072**	529,061	**(9,185,257)**	(2,667,629)
Cash flows from finance activities					
Proceeds from issues of equity securities		**13,788,070**	4,929,228	**13,788,070**	4,929,228
Proceeds from borrowings		**645,076**	-	**645,076**	-
Repayment of borrowings		**(1,732,250)**	-	**(1,732,250)**	-
Net cash provided by/(used in) financing activities		**12,700,897**	4,929,228	**12,700,897**	4,929,228
Net increase/(decrease) in cash and cash equivalents		**1,553,945**	(85,677)	**1,533,348**	(91,270)
Cash and cash equivalents at the beginning of the year		**631,511**	717,188	**573,586**	664,856
Cash and cash equivalents at the end of the year	8	**2,185,456**	631,511	**2,106,934**	573,586

Notes to the financial statements are included on pages 20 to 37.

1. ACCOUNTING POLICIES

The following significant accounting policies have been adopted in the preparation and presentation of the yearly financial report:

Basis of Preparation
The financial report is a general purpose financial report, which has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Statement of Compliance
The financial report complies with Australian Accounting Standards which include AIFRS. Compliance with AIFRS ensures that the financial statements and notes thereto of the Company comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS, except where it has been elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentations and Disclosure.

This is the first financial report for the company based on AIFRS and the comparatives for the year ended 30 June 2005 have been restated accordingly. There are no reconciliation adjustments from AGAAP to AIFRS equity and profit.

Basis of consolidation
The financial report of the Citigold Corporation Group ("the consolidated entity") includes the consolidation of Citigold Corporation Limited and its respective subsidiaries. Subsidiaries are entities controlled by the parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Citigold Corporation Group's interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the Citigold Corporation Group have been eliminated.

Basis of measurement
The financial report is drawn up on a basis of historical cost principles

Borrowings
Borrowings are recorded initially at fair value, net of transaction costs.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and cash in banks.

Comparative amounts
When the presentation or classification of items in the yearly financial report is amended, comparative amounts shall be reclassified unless the reclassification is impracticable.

Employee benefits
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Exploration, evaluation and development expenditure

Development expenditure activities are capitalised. Exploration and evaluation expenditure is capitalised when:

- It is expected that the expenditure will be recouped by future exploitation or sale; or
- Substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

Impairment of assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Current tax
Current tax is the expected tax payable on the taxable income for the period, using tax rates and tax laws that have been enacted or substantively enacted by

the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Tax consolidation
The parent entity company and all its wholly-owned Australian resident entities are part of a tax consolidated group under Australian taxation law. Citigold Corporation Limited is the head entity in the tax-consolidated group.

Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Inventories
Inventories are valued at the lower of cost and net realisable value. Costs are assigned to inventory on hand using the first in first out method.

Leased assets
Assets held under leases which result in entities in the consolidated entity receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments. The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are included in the Income Statement on a straight-line basis over the lease term.

Payables
Trade payables and other accounts payable are recognised when entities in the consolidated entity become obliged to make future payments resulting from the purchase of goods and services.

Property, plant and equipment

Depreciation of property, plant and equipment
The carrying amounts of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

- Buildings – 20 years
- Plant, machinery and equipment – 4 to 50 years
- Vehicles – 5 to 8 years straight-line
- Computer systems – up to 8 years straight-line

Depreciation is calculated on a straight line basis so as to write off the net cost or other re-valued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Depreciation rates and methods shall be reviewed at least annually and, where changed, shall be accounted for as a change in accounting estimate. Where depreciation rates or methods are changed, the net written down value of the asset is depreciated from the date of the change in accordance with the new depreciation rate or method. Depreciation recognised in prior financial years shall not be changed, that is, the change in depreciation rate or method shall be accounted for on a 'prospective' basis.

Provision for restoration and rehabilitation
Entities in the consolidated entity are generally required to decommission and rehabilitate mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with its environmental policies. The expected cost of any approved decommissioning or rehabilitation programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the its interpretation of environmental and regulatory requirements.

Expected decommissioning and rehabilitation costs are based on the discounted value of the estimated future cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Income Statement on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised when environmental contamination as a result of oil and chemical spills, seepage or other unforseen events gives rise to a loss which is probable and reliably estimable. The cost of other activities to prevent and control pollution is charged to the Income Statement as incurred.

Revenue recognition

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Other income
Other income is recognised on a receivable basis.

notes to the financial statements

2. OTHER INCOME

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Interest Received	**77,615**	20,945	**35,558**	20,856
Equipment Hire	**4,500**	6,705	**4,500**	6,705
Government Rebates	**24,260**	40,162	**24,260**	40,162
Net Profit on sale of assets	**39,987**	-	**39,987**	-
Brilliant Gold Reef Project - expenses reimbursed	-	-	**354,545**	443,182
Contra Earnings - advertising	**178,000**	-	-	-
Total	**324,362**	67,812	**458,850**	510,864

3. OTHER EXPENSES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Insurance	**143,568**	25,155	**143,568**	25,155
Office administration costs	**474,188**	281,285	**417,085**	241,018
Corporate administration	**603,342**	288,590	**377,768**	224,382
Tenement charges & costs	**86,273**	105,223	**86,273**	105,223
Travel expenses	**167,503**	261,164	**41,299**	181,148
Professional fees	**138,616**	135,558	**130,409**	121,473
Consumables	**26,275**	217	**26,275**	217
Loss on currency transactions	**9,132**	-	**15,700**	-
Royalty	-	(190,000)	-	(190,000)
Total	**1,648,897**	907,192	**1,238,377**	708,616

4. AUDITORS REMUNERATION

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Audit Services				
Audit and review of financial reports – Nexia Court & Co	**9,636**	14,298	**6,288**	14,298
Other regulatory Services - Nexia Court & Co	**20,000**	12,581	**20,000**	12,581

5. INCOME TAX EXPENSE

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Prima facie income tax benefit calculated at 30% (2005: 30%) on the (loss)/profit	**(1,278,861)**	(1,772,600)	**(912,892)**	(746,071)
Decrease / (Increase) in income tax benefit due to :				
Temporary differences	**36,728**	59,193	**36,728**	49,997
Deferred income tax asset not recognised	**1,242,133**	1,713,407	**1,242,133**	696,074
Income tax attributable to net loss for year	-	-	-	-

At 30 June 2006 consolidated deferred tax assets of $17,477,342 ($16,235,209 at 30 June 2005) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2005 30%) have not been recognised as an asset.

At 30 June 2006 the parent entity had deferred tax assets of $14,409,914 ($13,167,781 at 30 June 2005) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2005 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the consolidated entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;
(ii) the company and / or the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2006 and 30 June 2005 the consolidated entity had a nil balance on the franking credit account.

6. EARNINGS PER SHARE

Basic earnings per share
The calculation of basic earnings per share at 30 June 2006 was based in the loss attributable to ordinary shareholders of $4,262,815 ($5,908,668 in 2005) and weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 513,804,746 (458,293,482 in 2005), calculation as follows:

	CONSOLIDATED	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Profit (loss) for the period*	**(4,262,815)**	(5,908,668)
Weighted average number of ordinary shares		
Issued ordinary shares at 1 July	**458,293,482**	418,672,412
Effect of shares issued in July	**13,243,487**	-
Effect of share purchase plan September	**10,365,263**	-
Effect of shares issued in September	**8,703,658**	14,364,575
Effect of shares issued in December	-	7,727,821
Effect of shares issued in January	**6,052,137**	685,388
Effect of share purchase plan February	**4,543,478**	-
Effect of shares issued in February	**7,020,547**	-
Effect of share purchase plan March	-	6,899,380
Effect of shares issued in March	**5,210,239**	-
Effect of shares issued in April	**54,110**	-
Effect of shares issued in June	**318,345**	-
Total weighted average number of ordinary shares used in calculating basic earnings per share	**513,804,746**	458,293,482

**all attributable to ordinary shareholders*

Diluted earnings per share

The calculation of basic earnings per share at 30 June 2006 was based in the loss attributable to ordinary shareholders of $4,232,244 ($5,908,668 in 2005) and weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 528,596,646 (471,200,481 in 2005), calculation as follows:

	CONSOLIDATED	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Profit (loss) for the period*	(4,262,815)	(5,908,668)
Weighted average number of ordinary shares		
Weighted average of ordinary shares at 30 June	513,804,746	448,349,576
Effect of options issued before 1 June not exercised by 30 June	12,066,999	12,906,999
Effect of options issued through out the year not exercised by 30 June	2,724,901	-
Total weighted average number of ordinary shares used in calculating diluted earnings per share	528,596,646	471,200,481

**all attributable to ordinary shareholders*

7. RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Net Loss for the year	(4,262,869)	(5,909,099)	(3,042,972)	(2,486,903)
Adjustments for:				
Depreciation	940,771	831,531	936,862	828,498
Interest received	(77,614)		(35,557)	
Conversion of options		236,956		236,956
Foreign exchange losses	9,131	-	15,700	-
Net profit on sale of assets	(39,987)	2,350,273	(39,987)	-
(Increase)/ decrease in Trade and other receivables	970,188	(2,297,328)	11,185	(1,164,820)
(Increase)/ decrease in inventories	(54,492)	-	(54,492)	179,108
(Decrease)/ increase in trade and other receivables	362,031	(749,017)	400,008	-
Increase/ (decrease) in Employee provisions	(173,039)	(7,282)	(173,039)	54,292
Net Cash provided by/ (used in) operating activities	(2,325,880)	(5,543,966)	(1,982,292)	(2,352,869)

8. CASH AND CASH EQUIVALENTS

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Bank Balances	308,019	631,511	229,497	573,586
Call deposits	1,877,437	-	1,877,437	-
Cash and cash equivalents in the cash flow statement	2,185,456	631,511	2,106,934	573,586

9. RECEIVABLES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current				
Trade debtor	**1,330,997**	2,298,086	**2,635,184**	2,261,500
Trade debtor (Other)	-	-	-	8,086
Security Bonds	**22,225**	22,225	**17,934**	17,934
Prepayments	**2,453**	4,552	**2,453**	4,552
Receivables (wholly owned subsidiaries)	-	-	**(398,444)**	853,597
GST paid by company on acquisitions	**121,706**	-	**121,706**	-
Total	**1,477,381**	2,324,863	**2,378,833**	3,145,669

10. INVENTORIES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current				
Raw materials and consumables	**485,570**	431,078	**485,570**	431,078
Gold Nuggets	-	7,727	-	7,727
Total	**485,570**	438,805	**485,570**	438,805

11. PLANT, PROPERTY AND EQUIPMENT

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
PROPERTY, PLANT and EQUIPMENT Exploration, Evaluation and Development expenditure				
Costs brought forward in respect of areas of interest:	**34,715,544**	32,244,760	**34,715,544**	32,244,760
Costs incurred in period	**4,590,703**	2,470,783	**4,590,703**	2,470,783
Less: Accumulated amortisation	**(1,142,988)**	(1,142,988)	**(1,142,988)**	(1,142,988)
Total exploration, evaluation and development expenditure	**38,163,259**	33,572,555	**38,163,259**	33,572,555
The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.				
Mining Tenements - at independent valuation				
Independent valuation brought forward	**74,439,915**	17,651,915	**69,432,625**	12,644,625
Net revaluation increment	**36,695,212**	56,788,000	**36,695,212**	56,788,000
Less: Accumulated amortisation	-	-	-	-
Total mining tenements	**111,135,127**	74,439,915	**106,127,837**	69,432,625
Freehold Land and Buildings - at directors' valuation				
Carrying amount at beginning of year	**518,548**	518,548	**518,548**	518,548
Carrying amount at end of year	**518,548**	518,548	**518,548**	518,548
Plant and Equipment				
Carrying amount at beginning of year	**5,315,302**	5,957,414	**5,273,210**	5,917,589
Additions during year	**1,620,977**	189,419	**1,616,206**	184,118
Less: depreciation charged in year	**(940,771)**	(831,531)	**(936,862)**	(828,497)
Carrying amount at end of year	**5,995,508**	5,315,302	**5,952,554**	5,273,210
PROPERTY, PLANT and EQUIPMENT CARRYING VALUES				
Exploration, Evaluation and Development expenditure at cost	**39,306,247**	34,715,543	**39,306,247**	34,715,543
Less: Accumulated amortisation	**(1,142,988)**	(1,142,988)	**(1,142,988)**	(1,142,988)
Carrying value at 30 June	**38,163,259**	33,572,555	**38,163,259**	33,572,555
Mining Tenements at Fair Value	**111,135,127**	74,439,915	**106,127,836**	69,432,625
Less: Accumulated amortisation	-	-	-	-
Carrying value at 30 June	111,135,127	74,439,915	**106,127,836**	69,432,625
Freehold Land and Buildings at Directors Valuation	**518,548**	518,548	**518,548**	518,548
Less: Accumulated depreciation	-	-	-	-
Carrying value at 30 June	**518,548**	518,548	**518,548**	518,548
Plant and Equipment at Fair Value	**9,453,266**	7,832,289	**9,402,814**	7,786,607
Less: Accumulated depreciation	**(3,457,758)**	(2,516,987)	**(3,450,260)**	(2,513,397)
Carrying value at 30 June	**5,995,508**	5,315,302	**5,952,554**	5,273,210
Total Carrying value	**155,796,726**	113,924,328	**150,746,482**	108,541,217

Leased Plant and Machinery

Entities in the consolidated entity lease production equipment under a number of finance lease agreements. At the end of each lease the entity has the option to purchase the equipment at a beneficial price. At 30 June 2006 the net carrying amount of leased plant and Machinery was $1,173,140. The lease equipment secures lease obligations.

Independent Valuation

The valuation was conducted by T.V. Willsteed, BEng(Hons), BA, FAusIMM, MMICA, of Terence Willsteed & Associates Pty Limited, consulting mining engineers and independent valuers of mining assets. Mr Terence Willsteed is a mining engineer with over 48 years experience in mining operations, mineral processing, corporate management and consulting practice.

12. OTHER NON-CURRENT ASSETS

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Security deposit against restoration costs lodged with the Department of Mines and Energy	**509,257**	509,257	**505,304**	505,304
Investments in subsidiary companies at costs	**-**	-	**10,597,477**	10,597,477
Total	**509,257**	509,257	**11,102,781**	11,102,781

13. INVESTMENTS

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current investments				
Listed equity securities Available for Sale – at fair value	**2,282,000**	-	**2,282,000**	-

14. PAYABLES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current				
Trade Creditor (wholly owned subsidiaries)	**1,061,493**	337,230	**1,052,737**	305,021
Sundry Creditors and accrued Expenses	**434,556**	1,259,585	**432,557**	1,301,014
Amounts Payable to wholly owned subsidiaries	**-**	-	**-**	817,391
Amounts Payable to partly owned subsidiaries	**-**	-	**-**	300,994
FBT Payable	**-**	-	**-**	-
Total	**1,496,049**	1,596,815	**1,485,294**	2,724,420

15. INTEREST BEARING LIABILITIES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current				
Unsecured Liabilities				
Loans from specified director related Entities	**300,000**	300,000	**300,000**	300,000
Convertible notes	**1,813,583**	-	**1,813,583**	-
	2,113,583	300,000	**2,113,583**	300,000
Secured Liabilities				
Loans from unrelated parties	**4,990,514**	7,490,514	**4,990,514**	7,490,514
Finance Lease Liabilities	**219,783**	-	**219,783**	-
Hire Purchase Liabilities	**209,756**	39,570	**209,756**	39,570
	5,420,053	7,530,084	**5,420,053**	7,530,084
Total	**7,533,636**	7,830,084	**7,533,636**	7,830,084
Non Current				
Unsecured Liabilities				
Convertible notes	-	1,663,583	-	1,663,583
	-	1,663,583	-	1,663,583
Secured Liabilities				
Finance Lease Liabilities	**587,539**	-	**587,539**	-
Hire Purchase Liabilities	**385,416**	20,929	**385,416**	20,929
		20,929		20,929
Total	**972,955**	1,684,512	**972,955**	1,684,512

Security Loans to unrelated parties
The unrelated party loan facility extended to the Company is secured by:
(i) A first registered fixed and floating charge over all assets and undertakings of the company: and
(ii) A first registered mortgage over all mining leases and mineral development licences held by the Company

Finance Lease Liabilities
Finance lease liabilities of the consolidated entity are payable as follows

	CONSOLIDATED		
	MINIMUM LEASE REPAYMENT	INTEREST	PRINCIPAL
Less then 1 year	289,609	69,826	219,783
Between 1 and 5 years	674,184	86,646	587,539
More then 5 years	-	-	-
Total	963,793	156,472	807,322

The consolidated entity's lease liabilities are secured by the leased assets of $1,173,140 (2005: nil). In the event of default, the leased assets revert to the lessor.

Convertible Notes
In March 2007 note holders have the option to receive one ordinary share for every note held. Notes that are not converted to ordinary shares will be redeemed at face value.

Hire Purchase Liabilities
Hire Purchase liabilities of the consolidated entity are payable as follows

	CONSOLIDATED		
	MINIMUM LEASE REPAYMENT	INTEREST	PRINCIPAL
Less than 1 year	252,984	40,287	209,756
Between 1 and 5 years	457,671	75,196	385,416
More than 5 years	-	-	-
Total	710,655	115,483	595,172

The consolidated entity's lease liabilities are secured by the leased assets of $1,173,140 (2005: nil). In the event of default, the leased assets revert to the lessor.

16. EMPLOYEE BENEFITS

Share based payments
No share based payments are made to any employees of the consolidated entity.

17. PROVISIONS

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Current Provisions				
Employee entitlements	264,641	178,388	264,641	178,388
Total	264,641	178,388	264,641	178,388
Non Current Provisions				
Restoration, rehabilitation and environmental	505,304	505,304	505,304	505,304
Employee entitlements	17,434	59,609	17,434	59,609
Total	522,738	564,913	522,738	564,913

Restoration, rehabilitation and environmental
The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal or greater amount held by the Queensland Department of Mines and Energy.

Employee Entitlements
At 30 June 2006 the consolidated entity and the Company had 40 equivalent full time employees (2005: 23)

18. ISSUED CAPITAL

Reconciliation of movement in issued capital of the parent entity

BALANCE AT 1 JULY 2005		458,293,482		73,539,490
Movements in Issued Capital as follows:				
DATE	DETAILS	NUMBER OF SHARES	ISSUE/(BUY BACK) PRICE	$
05/07/05	Ordinary Share Issue	5,400,000	10 cents	540,000
28/07/05	Ordinary Share Issue	8,533,943	10 cents	853,394
24/10/05	Ordinary Share Issue	15,133,284	12.5 cents	1,891660
09/09/05	Ordinary Share Issue	10,268,933	10 cents	1,026,893
09/09/05	Ordinary Share Issue	500,000	15 cents	75,000
11/01/06	Ordinary Share Issue	13,430,000	11 cents	1,477,300
28/02/06	Ordinary Share Issue	18,016,013	15 cents	2,702,402
28/02/06	Ordinary Share Issue	16,300,000	16 cents	2,608,000
01/03/06	Conversion of Options	340,000	15 cents	51,000
17/03/06	Conversion of Options	17,549,596	15 cents	2,632,439
13/04/06	Conversion of Options	250,000	15 cents	37,500
03/05/06	Conversion of Options	383,334	15 cents	57,500
25/05/06	Conversion of Options	2,529,164	15 cents	379,375
Capital raising costs allocated against issued capital				(350,644)
Total Movement for the year		108,634,267		13,981,820
Balance at 30 June 2006		566,927,749		87,521,310

Share options
The terms, amount and number of options are as follows:

		YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
A	Number of 15 cent options on issue at 30 June, each convertible to one ordinary share	**12,066,999**	12,906,999
	Exercise Price	**15 Cents**	15 Cents
	Expiry date	**06-Dec-06**	06-Dec-06
B	Number of 15 cent options on issue at 30 June, each convertible to one ordinary share	**2,724,901**	-
	Exercise Price	**15 Cents**	-
	Expiry date	**17-Mar-08**	-

Movement in share options
The movement in the company's share options during the year ended 30 June 2006 were as follows:

DATE	DETAILS	NUMBER OF OPTIONS	ISSUE (BUY BACK) PRICE	$
09/09/05	Issue exercise price 15 cents, expiry date 6 Dec 2006	500,000	-	-
28/02/06	Issue exercise price 15 cents, expiry date 6 Dec 2006	500,000	-	-
01/03/06	Conversion of options expiring 6 Dec 2006	(340,000)	15 cents	(51,000)
17/03/06	Issue exercise price 15 cents, expiry date 17 Mar 2008	4,387,399	-	-
13/04/06	Conversion of options expiring 17 Mar 2008	(250,000)	15 cents	(37,500)
03/05/06	Conversion of options expiring 6 Dec 2006	(333,334)	15 cents	(50,000)
03/05/06	Conversion of options expiring 17 Mar 2008	(50,000)	15 cents	(7,500)
25/05/06	Conversion of options expiring 6 Dec 2006	(1,166,666)	15 cents	(175,000)
25/05/06	Conversion of options expiring 17 Mar 2008	(1,362,498)	15 cents	(204,375)
Total Movement for the year		1,884,901		(525,375)

19. ACCUMULATED LOSSES

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Accumulated losses at beginning of year	**(37,019,170)**	(31,209,204)	**(31,532,573)**	(29,045,671)
Net loss for the year	**(4,262,815)**	(5,908,668)	**(3,042,972)**	(2,486,903)
Net changes in outside equity interests	**54**	98,701	**-**	-
Total	**(41,397,830)**	(37,019,170)	**(34,380,011)**	(31,532,573)

20. RESERVES

		CONSOLIDATED		THE COMPANY	
		YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
A	**Composition:**				
	Asset Revaluation Reserve	**105,508,036**	68,812,824	**105,508,036**	68,812,824
	Capital Profits Reserve	**571,430**	571,430	**-**	-
	Available for sale assets revaluation reserve	**(326,000)**	-	**(326,000)**	-
	Total	**105,753,466**	69,384,254	**105,182,037**	68,812,824
B	**Movements: Asset Revaluation Reserve**				
	Balance at beginning of year	**68,812,824**	12,024,824	**68,812,824**	12,024,824
	Revaluation increase during the year	**36,695,212**	56,788,000	**36,695,212**	56,788,000
	Balance at end of year	**105,508,036**	68,812,824	**105,508,036**	68,812,824
	Movements: Capital Profits Reserve				
	Balance at beginning of year	**571,430**	571,430	**-**	-
	Balance at end of year	**571,430**	571,430	**-**	-
	Movements: Fair Value Reserve				
	Balance at beginning of year	**-**	-	**-**	-
	Revaluation (decrease)/increase during the year	**(326,000)**	-	**(326,000)**	-
	Balance at end of year	**(326,000)**	-	**(326,000)**	-

C **Asset Revaluation**
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital Profits
Upon disposal of re-valued assets, and increments standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

Fair Value Reserve
The fair value reserve includes cumulative net change in the fair value of available for sale investments until the investment is derecognised.

21. COMMITMENTS

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Finance Lease Commitments Payable:				
- not later than one year	**289,609**	44,140	**289,609**	44,140
- later than one year but not later than five years	**674,184**	22,520	**674,184**	22,520
Minimum lease payments	**963,793**	66,660	**963,793**	66,660
Less future finance charges	**(156,472)**	(6,160)	**(156,472)**	(6,160)
Total lease liability	**807,322**	60,500	**807,322**	60,500

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments.
The consolidated entity and the Company have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Exploration expenditure commitments payable:				
- not later than one year	**425,000**	425,000	**425,000**	425,000
- later than one year but not later than five years	**1,439,291**	805,000	**1,439,291**	805,000
Total	**1,864,291**	1,203,000	**1,864,291**	1,203,000

Operating lease commitments
Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements

	CONSOLIDATED		THE COMPANY	
	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $	YEAR ENDED 30 JUNE 2006 $	YEAR ENDED 30 JUNE 2005 $
Operating lease commitments Payable:				
- not later than one year	**252,984**	38,140	**252,984**	38,140
- later than one year but not later than five years	**457,671**	62,091	**457,671**	62,091
Total	**710,655**	100,230	**710,655**	100,230

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.
ii. Non - cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

22. CONSOLIDATED ENTITIES

	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2006	OWNERSHIP INTEREST 2005	DATE OF INCORPORATION
Charters Towers Gold Pty Ltd	Australia	100	100	5 Oct 1995
Charters Towers Mines Pty Ltd	Australia	91.5	91.5	14 Mar 1984
Charters Technology Pty Ltd	Australia	100	100	13 Jan 2000
Gold Management Pty Ltd	Australia	100	100	28 Jan 2000
Gold Projects Pty Ltd	Australia	100	100	25 Jan 2000
Great Mines Limited	Australia	100	100	19 Mar 1984
Deeprock Mining Pty Limited	Australia	81.2	81.2	18 Jun 1984
Citigold FZCO	UAE	100	100	11 Dec 2002
Queensland Gold Mines Pty Limited	Australia	100	100	27 Feb 2006

Incorporation of subsidiary
Queensland Gold Mines Pty Limited was incorporated by the entity during the year. No assets or liabilities were acquired during this incorporation.

23. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate risk and currency risk arise in the normal course of the consolidated entity's business. No hedging of this risk is undertaken by the consolidated entity.

	30 JUNE 2006		30 JUNE 2005	
	CARRYING AMOUNT $	FAIR VALUE $	CARRYING AMOUNT $	YEAR ENDED 30 JUNE 2005 $
Fair Values				
Equity Securities available for sale	**2,608,000**	**2,282,000**	-	-
Trade and other receivables	**1,355,675**	**1,355,675**	2,324,863	2,324,863
Cash and cash equivalents	**2,185,456**	**2,185,456**	631,511	631,511
Convertible notes	**(1,813,583)**	**(1,813,583)**	(1,663,583)	(1,663,583)
Loan from associate	**(300,000)**	**(300,000)**	(300,000)	(300,000)
Trade and other payables	**(1,063,493)**	**(1,063,493)**	(1,596,813)	(1,596,813)
Total	**2,972,055**	**2,646,055**	(604,022)	(604,022)
Unrecognised (losses)/ gains	**(326,000)**	-	-	-

Securities
Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

24. SUBSEQUENT EVENTS

The term loan secured with a fixed and floating charge over Citigold Corporation and its subsidiaries has been paid in full. No other matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the consolidated entity in subsequent accounting periods.

25. GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods, the ability of the consolidated entity to meets its expenditure commitments and progress with its development and exploration program is dependent upon continued capital raising.

26. CONTINGENT LIABILITIES

During the previous accounting period, the entity entered into an agreement with the trustee of a related unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of the payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreement is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus one million dollars ($1,000,000).

27. SEGMENT REPORTING

The consolidated entity operates in the mining exploration industry. Details of the mining exploration activities are set out in the review of operations. Each company within the consolidated entity operates within the one geographic area, being Australia.

28. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were Directors of Citigold Corporation Ltd during the financial year:

- J J Foley – Non-executive Chairman
- M J Lynch – Managing Director
- Dr P B Blood – Non-executive Director

(b) Other Key Management Personnel

The following persons also have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

- C A J Towsey – Chief Operating Officer
- G Foord – General Manager Engineering
- J F Lynch – Site Senior Executive
- R J Morrison – Exploration Manager
- M B Martin – Company Secretary*
- R J Shand – Company Secretary*

** Held this position for part of the year*

All the above persons were also Key Management Personnel during the year ended 30 June 2006 and are all employees of Citigold Corporation Limited.

(c) Key management personnel compensation

	CONSOLIDATED		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Short term employee benefits	**1,211,638**	1,193,089	**948,138**	816,381
Post employment benefits	**75,397**	105,406	**53,444**	84,436
Share based payments	**-**	-	**-**	-
Total	**1,287,035**	1,298,495	**1,001,582**	900,817

The company has taken advantage of the relief provided by under the Corporations Regulations and has transferred the detailed remuneration disclosures to the Directors Report (item 11).

(d) Key management personnel equity interest

Shares
The number of shares held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2006	BALANCE AT THE START OF THE YEAR	EXERCISE OF OPTIONS	OTHER NET CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors				
J J Foley	4,800,964	-	-	4,800,964
M J Lynch	86,668,013	-	106,600	86,774,613
Dr P B Blood	-	-	-	-
Other Key Management Personnel				
C A J Towsey	269,666	-	95,334	365,000
G Foord	320,000	-	(185,000)	135,000
J F Lynch	86,668,013	-	106,600	86,774,613
R J Morrison	266,000	100,000	(40,803)	325,197
M B Martin	-	-	-	-
R J Shand	-	-	-	-

Shares
The number of shares held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2005	BALANCE AT THE START OF THE YEAR	EXERCISE OF OPTIONS	OTHER NET CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors				
J J Foley	34,723,149	-	(30,795,902)	4,800,964
M J Lynch	118,768,558	706,000	(32,806,545)	86,668,013
Dr P B Blood	-	-	-	-
Other Key Management Personnel				
R J Shand	29,675,596	-	(29,675,596)	-
C A J Towsey	161,750	-	107,916	269,666
G Foord	-	-	320,000	320,000
J F Lynch	118,768,558	706,000	(32,806,545)	86,668,013
M Desai	-	-	-	-
R J Morrison	151,000	-	115,000	266,000

notes to the financial statements

Options
The number of options held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2006	BALANCE AT THE START OF THE YEAR	EXERCISE OF OPTIONS	GRANTED DURING THE YEAR AS REMUNERATION	OTHER NET CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Directors						
J J Foley	-	-	-	-	-	-
M J Lynch	-	-	-	-	-	-
Dr P B Blood	-	-		-	-	-
Other Key Management Personnel						
C A J Towsey	-	-	-	-	-	-
G Foord	320,000	-	-	-	320,000	320,000
J F Lynch	-	-	-	-	-	-
R J Morrison	300,000	(100,000)	-	-	200,000	200,000
M B Martin	-	-	-	-	-	-
R J Shand	-	-	-	-	-	-

Options
The number of options held in the Company during the financial year by each Director and each of the Key Management Personnel of the Group, including related entities, are set out below:

2005	BALANCE AT THE START OF THE YEAR	EXERCISE OF OPTIONS	GRANTED DURING THE YEAR AS REMUNERATION	OTHER NET CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Directors						
J J Foley	5,000,000	(873,717)	-	(7,294,000)	-	-
M J Lynch	8,000,000	(706,000)	-	(4,126,283)	-	-
Dr P B Blood	-	-		-	-	-
Other Key Management Personnel						
R J Shand	-	-	-	-	-	-
C A J Towsey	-	-	-	-	-	-
G Foord	-	-	-	320,000	320,000	320,000
J F Lynch	-	-	-	-	-	-
R J Morrison	-	-	-	300,000	300,000	300,000

(e) **Other transactions with Key Management Personnel**
The following amounts were loaned to the company by a related party of the following Director and Key Management Personnel.

2005	BALANCE AT THE START OF THE YEAR	OTHER NET CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Directors				
J J Foley	-	-	-	-
M J Lynch	300,000	-	-	300,000
Dr P B Blood	-	-	-	-
Other Key Management Personnel				
R J Shand	-	-	-	-
C A J Towsey	-	-	-	-
G Foord	-	-	-	-
J F Lynch	300,000	-	-	300,000
R J Morrison	-	-	-	-

28. EXPLANATION OF TRANSITION TO AE – IFRS

Reconciliation of Income Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Income statement

Reconciliation of Balance Sheet

The adoption of A-IFRS has not resulted in any material adjustments to the Balance Sheet.

Reconciliation of Cash Flow Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement.

director's declaration

The Directors Declare that:

(a) The financial statements and notes are in accordance with the Corporations Act 2001 including:

(i) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) In the director's opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) The directors have been given the declarations by the chief executive officer/chief financial officer for the financial year ended 30 June 2006 pursuant to Section 295A of the Corporations Act.

Signed in accordance with a resolution of the directors

J J Foley
Chairman

M J Lynch
Director

30 September, 2006

NEXIA
COURT
&CO

NEXIA INTERNATIONAL

CHARTERED
ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square,
264 Geroge Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, cash flow statement, statements of changes in equity, accompanying notes to the financial statements, the disclosures made as required by Australian Accounting Standard *AASB 124 Related Party Disclosures* of the directors report as permitted by Corporations Act Regulation 2M.6.04 ("remuneration disclosures") and the directors' declaration, (set out on pages 16 to 37), for both Citigold Corporation Limited (the "Company") and Citigold Corporation Limited and its controlled entities (the "consolidated entity") for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporations Act Regulation 2M.6.04. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporation Act Regulation 2M.6.04.

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(Continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

c The remuneration disclosures that are contained in the Remuneration report forming part of the Directors' Report comply with Australian Accounting Standard *AASB 124 Related Party Disclosures* and Corporations Act Regulation 2M.6.04.

Nexia Court . Co

Nexia Court & Co
Chartered Accountants

Rogers

Stephen Rogers
Partner

Dated at Sydney; 30 September 2006

ASX additional information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS as at 29 September, 2006

Distribution of members and their holdings:

NUMBER HELD	NUMBER OF SHAREHOLDERS ORDINARY SHARES*
1 – 1,000	1,203
1001 – 5,000	1,822
5,001 – 10,000	1,328
10,001 – 100,000	3,084
100,001 and over	745
	8,182

* *The number of shareholders holding less than a marketable parcel of $500 was 1,217 based on a market price of 44 cents at 29 September, 2006.*

Twenty largest shareholders

NAME	NUMBER OF SHARES	% OF ISSUED SHARE CAPITAL
Estate of the late James Joseph Lynch	68,534,983	11.83
Mr Kok Leong Tan	22,900,000	3.95
ANZ Nominees Ltd (Cash Income A/C)	17,634,065	3.04
Underwriting and Mining Investment Corporation Pty Ltd	9,707,732	1.67
Rosa and Sons Investments Pty Ltd (Rosa & Sons Const S/Fund a/c)	9,275,382	1.60
Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park a/c)	9,248,857	1.60
Great Pacific Finance Pty Ltd	9,000,000	1.55
J P Morgan Nominees Australia Limited	7,940,070	1.37
Citicorp Nominees Pty Ltd	7,716,123	1.33
Mr William Jangsing Lee	7,565,132	1.31
John Francis Lynch	5,669,090	0.98
Mr Sidney John Reynolds & Mrs Antoinette Marie Rees	5,667,667	0.98
Miss Lily Lee	5,500,000	0.95
Tricom Nominees Pty Ltd (LPG A/C)	4,501,376	0.78
Mr John Cunningham McBride	4,147,300	0.72
Prime Impact Pty Ltd	3,973,327	0.69
Westpac Custodian Nominees Limited	3,451,443	0.60
Dr Jayson Wayne Oates	3,433,333	0.59
Bill Ford Nominees Pty Ltd (William Leo Ford A/C)	3,144,657	0.54
Pure Gold Pty Ltd	3,034,866	0.52
	212,045,403	36.60

Substantial shareholders
Shareholders appearing on the Company's register of substantial shareholders as at 29 September, 2006 are as follows:

NAME	ORDINARY SHARES NUMBER	ORDINARY SHARES PERCENTAGE
Estate of the late James Joseph Lynch	68,534,983	11.83
Underwriting and Mining Investment Corporation Pty Ltd	9,707,732	1.67

Voting rights

The voting rights attached to each class of security are set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE

See the Corporate Governance section.

3. CORPORATE DIRECTORY

See the Corporate Directory section.

4. RESTRICTED SECURITIES

At the time of this report there are no ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING

The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 29 September, 2006

The Charters Towers Gold Project is operated solely by Citigold Corporation Limited. The company has a 100% control of the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	ML 1343	ML 1491	ML 10208
EPM 8563	ML 1344	ML 1499	ML 10222
EPM 8564	ML 1347	ML 1521	ML 10281
EPM 10593	ML 1348	ML 1545	ML 10282
EPM 10861	ML 1385	ML 1548	ML 10283
EPM 11067	ML 1387	ML 1549	ML 10284
EPM 11658	ML 1398	ML 1581	ML 10285
EPM 13106	ML 1407	ML 1585	
EPM 13182	ML 1408	ML 1586	
EPM 13453	ML 1409	ML 1587	
EPM 13931	ML 1424	ML 1735	
EPM 13932	ML 1428	ML 10005	
EPM 14541	ML 1429	ML 10032	
EPM 15091	ML 1430	ML 10042	
	ML 1431	ML 10048	
MDL 116	ML 1432	ML 10050	
MDL 118	ML 1433	ML 10091	
MDL 119	ML 1472	ML 10093	
MDL 251	ML 1488	ML 10193	
MDLA 252	ML 1490	ML 10196	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

www.citigold.com

CITIGOLD

corporation

www.citigold.com